UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Cosan S.A. Interim financial statements (Free translation from the original prepared in Portuguese) September 30, 2021

1

2

Independent auditor’s review report on quarterly information

To

Shareholders, Board of Director and Officers of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of - Cosan S.A. (“Company”) for the quarter ended September 30, 2021, comprising the statement of financial position as of September 30, 2021 and the related statements of profit or loss and of comprehensive income, for the three and nine month periods then ended, and the statements of changes in equity and of cash flows for the nine month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 Demonstrações intermediárias, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

3

Emphasis of matter

Restatement of earnings per share and disclosure of operating segments

As mentioned in Note 16, due to the share split, the Company adjusted earnings per share and the related notes for the three and nine month periods ended September 30, 2020, as provided for in Brazilian Accounting Standard NBC TG41 – Resultado por Ação / IAS 33 – Earnings per share. Additionally, as mentioned in Note 4, due to the change in the structure of operating segments, the Company adjusted the disclosure of operating segments for the three and nine month periods ended September 30, 2020, as provided for in Brazilian Accounting Standard NBC TG 22 – Informações por Segmento / IFRS 8 – Operating Segments. Our conclusion is not modified in respect of these matters.

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statements of value added (SVA) for the nine-month period ended September 30, 2021, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, November 12, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Clinton L. Fernandes

Accountant CRC-1SP205541/O-2

4

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	5.1	2,033,793	1,149,267	15,628,197	4,614,053
Marketable securities	5.2	866,480	788,965	3,982,072	2,271,570
Trade receivables	5.3	—	—	2,750,491	1,585,708
Derivative financial instruments	5.10	96,119	—	373,560	156,208
Inventories	7	—	—	1,215,326	685,900
Receivables from related parties	5.5	114,421	286,993	76,023	71,783
Income tax receivable		176,251	141,018	297,762	178,501
Other current tax receivable	6	32,523	35,507	825,712	434,480
Dividends receivable	15.(c)	742,535	160,694	897,711	77,561
Sector financial assets	5.9	—	—	464,238	241,749
Other financial assets	5.4	—	779,695	464	848,821
Other current assets		115,803	101,673	425,936	270,065
Total current assets		4,177,925	3,443,812	26,937,492	11,436,399
Trade receivables	5.3	—	—	21,113	19,131
Marketable securities	5.2	—	—	24,010	—
Restricted cash	5.2	30,617	—	62,274	—
Deferred tax assets	13	217,222	54,032	2,491,149	629,591
Receivables from related parties	5.5	549,415	473,349	272,175	199,983
Income tax receivable		—	—	188,300	836
Other non-current tax receivable	6	42,609	37,533	1,971,298	167,224
Judicial deposits	14	421,350	380,727	920,627	544,226
Derivative financial instruments	5.10	2,699,441	2,457,604	5,050,773	2,971,210
Sector financial assets	5.9	—	—	39,845	—
Other non-current assets		75,270	165,310	287,986	227,857
Investments in associates	8.1	20,805,632	11,026,580	409,463	333,705
Investments in joint venture	9	1,951,841	2,314,537	10,161,484	7,988,208
Property, plant and equipment	10.1	55,444	61,459	15,993,639	416,996
Intangible assets and goodwill	10.2	1,718	2,191	17,726,133	10,045,296
Contract asset	10.3	—	—	555,451	695,938
Right-of-use assets	10.4	35,652	24,809	7,763,520	84,224
Total non-current assets		26,886,211	16,998,131	63,939,240	24,324,425
Total assets		31,064,136	20,441,943	90,876,732	35,760,824

The accompanying notes are an integral part of these interim financial statements.

5

 Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Liabilities
Loans, borrowings and debentures	5.6	123,609	—	2,066,354	2,352,057
Leases	5.8	8,386	11,108	389,842	20,466
Derivative financial instruments	5.10	3,342	7,291	756,940	293,656
Trade payables	5.7	2,330	4,066	3,042,867	1,875,192
Employee benefits payables		40,325	25,168	459,426	195,881
Income tax payables		7,816	2,571	318,592	374,339
Other taxes payable	12	117,952	125,368	458,553	367,076
Dividends payable		35	216,929	9,170	285,177
Concessions payable	11	—	—	160,496	—
Payables to related parties	5.5	150,466	278,740	260,729	150,484
Sector financial liabilities	5.9	—	—	88,724	91,912
Other financial liabilities		—	—	709,611	149,293
Other current liabilities		101,196	103,501	501,024	259,580
Total current liabilities		555,457	774,742	9,222,328	6,415,113
Loans, borrowings and debentures	5.6	7,787,720	—	41,905,160	13,075,170
Leases	5.8	32,600	17,037	2,659,177	59,297
Preferred shareholders payable in subsidiaries		—	387,044	—	387,044
Derivative financial instruments	5.10	113,553	124,171	142,105	124,171
Other taxes payable	12	140,841	141,233	146,458	146,895
Provision for legal proceedings	14	337,058	308,819	1,501,445	887,794
Concessions payable	11	—	—	2,827,920	—
Provision for uncovered liability of associates	8.1	333,760	458,852	—	—
Payables to related parties	5.5	7,440,655	7,096,139	70	—
Post-employment benefits	21	159	177	744,394	728,677
Deferred tax liabilities	13	—	—	3,613,363	1,271,208
Sector financial liabilities	5.9	—	—	1,211,972	473,999
Deferred revenue		—	—	37,790	—
Other non-current liabilities		160,222	286,064	628,538	685,642
Total non-current liabilities		16,346,568	8,819,536	55,418,392	17,839,897
Total liabilities		16,902,025	9,594,278	64,640,720	24,255,010
Shareholders' equity	15
Share capital		6,365,853	5,727,478	6,365,853	5,727,478
Treasury shares		(77,363)	(583,941)	(77,363)	(583,941)
Additional paid-in capital		(2,070,879)	(939,347)	(2,070,879)	(939,347)
Accumulated other comprehensive loss		(888,384)	(252,610)	(888,384)	(252,610)
Retained earnings		5,987,039	6,896,085	5,987,039	6,896,085
Profit for the period		4,845,845	—	4,845,845	—
Equity attributable to:
Owners of the Company		14,162,111	10,847,665	14,162,111	10,847,665
Non-controlling interests	8.2	—	—	12,073,901	658,149
Total shareholders' equity		14,162,111	10,847,665	26,236,012	11,505,814
Total shareholders' equity and liabilities		31,064,136	20,441,943	90,876,732	35,760,824

The accompanying notes are an integral part of these interim financial statements.

6

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company
	Note	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
General and administrative expenses	18	(95,262)	(205,009)	(41,091)	(113,167)
Other income (expenses), net	19	(27,160)	(25,074)	(19,507)	(115,582)
Operating expenses		(122,422)	(230,083)	(60,598)	(228,749)
Result before equity in earnings of investees, finance results and taxes		(122,422)	(230,083)	(60,598)	(228,749)
Interest in earnings of associates	8.1	4,252,565	6,048,170	523,343	768,445
Interest in earnings of joint venture		(288,197)	(362,696)	(41,462)	(58,666)
Equity in earnings of investees		3,964,368	5,685,474	481,881	709,779
Finance expense		(419,304)	(796,186)	(248,206)	(578,756)
Finance income		90,173	129,961	28,243	118,505
Foreign exchange, net		(876,397)	(236,111)	(197,853)	(1,938,609)
Net effect of derivatives		594,686	209,771	207,485	1,891,368
Finance results, net	20	(610,842)	(692,565)	(210,331)	(507,492)
Profit before taxes		3,231,104	4,762,826	210,952	(26,462)
Income taxes	13
Current		—	313	(39)	(39)
Deferred		33,577	82,706	92,926	258,205
		33,577	83,019	92,887	258,166
Profit for the period		3,264,681	4,845,845	303,839	231,704

7

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Consolidated
	Note	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020 (Restated)	January 1, 2020 to September 30, 2020 (Restated)
Net sales	17	6,890,471	18,157,271	3,714,923	9,578,054
Cost of sales	18	(4,957,086)	(13,260,132)	(2,637,040)	(6,775,307)
Gross profit		1,933,385	4,897,139	1,077,883	2,802,747
Selling expenses	18	(178,919)	(518,325)	(171,370)	(757,465)
General and administrative expenses	18	(549,342)	(1,397,586)	(288,491)	(666,401)
Other income (expenses), net	19	(44,107)	205,365	(25,168)	(52,285)
Operating expenses		(772,368)	(1,710,546)	(485,029)	(1,476,151)
Profit before equity in earnings of investees, finance results and taxes		1,161,017	3,186,593	592,854	1,326,596
Interest in earnings of associates	8.1	15,577	32,396	(1,229)	2,506
Interest in earnings of joint venture	9	3,321,519	4,001,118	228,697	198,890
Equity in earnings of investees		3,337,096	4,033,514	227,468	201,396
Finance expense		(628,515)	(1,860,700)	(353,530)	(1,357,007)
Finance income		347,766	776,251	38,187	245,281
Foreign exchange, net		(1,416,858)	(177,129)	(241,204)	(2,173,008)
Net effect of derivatives		640,210	(392,470)	139,111	2,120,894
Finance results, net	20	(1,057,397)	(1,654,048)	(417,436)	(1,163,840)
Profit before taxes		3,440,716	5,566,059	402,886	364,152
Income taxes	13
Current		(140,918)	(371,859)	(237,756)	(509,159)
Deferred		58,222	67,201	164,078	414,073
		(82,696)	(304,658)	(73,678)	(95,086)
Profit for the period		3,358,020	5,261,401	329,208	269,066
Profit attributable to:
Owners of the Company		3,264,681	4,845,845	303,839	231,704
Non-controlling interests		93,339	415,556	25,369	37,362
		3,358,020	5,261,401	329,208	269,066
Earnings per share	16
Basic		R$ 1.7487	R$ 2.6580	R$0.1974	R$0.1461
Diluted		R$ 1.7461	R$ 2.6504	R$0.1963	R$0.1432

The accompanying notes are an integral part of these interim financial statements.

8

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$)

	Parent Company
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Profit for the period	3,264,681	4,845,845	303,839	231,704
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	271,019	(26,289)	83,464	773,666
Loss on cash flow hedges	(605,113)	(610,453)	(200,989)	(613,709)
Actuarial losses with defined benefit plan net of tax	507	507	3,344	3,344
Change in fair value of financial assets	78	461	45	83
Total other comprehensive (loss) income, net of tax	(333,509)	(635,774)	(114,136)	163,384
Total comprehensive income for the period	2,931,172	4,210,071	189,703	395,088

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Profit for the period	3,358,020	5,261,401	329,208	269,066
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation effect	294,481	(17,349)	94,098	850,013
Loss on cash flow hedges	(605,119)	(610,917)	(197,121)	(609,841)
Actuarial losses with defined benefit plan net of tax	507	507	3,344	3,344
Changes in fair value of financial assets	77	461	45	83
	(310,054)	(627,298)	(99,634)	243,599
Total other comprehensive (loss) income, net of tax	(310,054)	(627,298)	(99,634)	243,599
Total comprehensive income for the period	3,047,966	4,634,103	229,574	512,665
Total comprehensive income attributable to:
Owners of the Company	2,931,172	4,210,071	189,703	395,088
Non-controlling interests	116,794	424,032	39,871	117,577
	3,047,966	4,634,103	229,574	512,665

The accompanying notes are an integral part of these interim financial statements.

9

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Profit for the period	—	—	—	—	—	—	—	—	—	4,845,845	4,845,845	415,556	5,261,401
Other comprehensive income: (note 15)
Loss on cash flow hedges	—	—	—	—	(610,453)	—	—	—	—	—	(610,453)	(464)	(610,917)
Foreign currency translation differences	—	—	—	—	(26,289)	—	—	—	—	—	(26,289)	8,940	(17,349)
Actuarial loss on defined benefit plan	—	—	—	—	507	—	—	—	—	—	507	—	507
Change in fair value of financial assets	—	—	—	—	461	—	—	—	—	—	461	—	461
Total comprehensive income for the period	—	—	—	—	(635,774)	—	—	—	—	4,845,845	4,210,071	424,032	4,634,103
Transactions with owners of the Company
Contributions and distributions:
Capital increase (Note 15)	638,375	—	—	(638,375)	—	—	—	—	—	—	—	1,622,306	1,622,306
Cancellation of treasury shares (Note 15)	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share options exercised	—	14,440	—	(27,107)	—	—	—	—	—	—	(12,667)	(12,689)	(25,356)
Dividends (Note 15)	—	—	—	—	—	—	(328,267)	—	(83,863)	—	(412,130)	(24,896)	(437,026)
Treasury shares acquired (Note 15)	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
Corporate reorganization (Note 1.1)	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Share-based payment transactions	—	—	—	(23,153)	—	—	—	—	—	—	(23,153)	22,860	(293)
Total contributions and distributions	638,375	506,578	—	(2,089,192)	—	—	(825,183)	—	(83,863)	—	(1,853,285)	12,443,715	10,590,430
Changes in ownership interests
Change of shareholding interest in subsidiary (Note 8)	—	—	—	957,660	—	—	—	—	—	—	957,660	(1,451,995)	(494,335)
Total changes in ownership interests	—	—	—	957,660	—	—	—	—	—	—	957,660	(1,451,995)	(494,335)
Total transactions with owners of the Company	638,375	506,578	—	(1,131,532)	—	—	(825,183)	—	(83,863)	—	(895,625)	10,991,720	10,096,095
At September 30, 2021	6,365,853	(77,363)	737	(2,071,616)	(888,384)	42,593	5,509,244	171,021	264,181	4,845,845	14,162,111	12,073,901	26,236,012

The accompanying notes are an integral part of these interim financial statements.

10

 Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2020	5,045,214	(112,785)	737	(958,738)	(349,501)	121,270	6,288,472	171,021	348,044	—	10,553,734	507,482	11,061,216
Profit for the period	—	—	—	—	—	—	—	—	—	231,704	231,704	37,362	269,066
Other comprehensive income: (note 15)
Loss on cash flow hedges	—	—	—	—	(613,709)	—	—	—	—	—	(613,709)	3,868	(609,841)
Foreign currency translation differences	—	—	—	—	773,666	—	—	—	—	—	773,666	76,347	850,013
Actuarial loss on defined benefit plan	—	—	—	—	3,344	—	—	—	—	—	3,344	—	3,344
Change in fair value of financial assets	—	—	—	—	83	—	—	—	—	—	83	—	83
Total comprehensive income for the period	—	—	—	—	163,384	—	—	—	—	231,704	395,088	117,577	512,665
Transactions with owners of the Company
Contributions and distributions:
Capital increase in subsidiary	682,264	—	—	—	—	(121,270)	(560,994)	—	—	—	—	6,666	6,666
Share options exercised	—	13,610	—	(33,891)	—	—	—	—	—	—	(20,281)	(2,523)	(22,804)
Dividends - non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(1,158)	(1,158)
Treasury shares acquired	—	(318,828)	—	—	—	—	—	—	—	—	(318,828)	—	(318,828)
Share-based payment transactions	—	—	—	5,369	—	—	—	—	—	—	5,369	2,540	7,909
Total contributions and distributions	682,264	(305,218)	—	(28,522)	—	(121,270)	(560,994)	—	—	—	(333,740)	5,525	(328,215)
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total changes in ownership interests	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total transactions with owners of the Company	682,264	(305,218)	—	16,047	—	(121,270)	(560,994)	—	—	—	(289,171)	35,956	(253,215)
At September 30, 2020	5,727,478	(418,003)	737	(942,691)	(186,117)	—	5,727,478	171,021	348,044	231,704	10,659,651	661,015	11,320,666

The accompanying notes are an integral part of these interim financial statements.

11

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash flows from operating activities
Profit (loss) before taxes		4,762,826	(26,462)	5,566,059	364,152
Adjustments for:
Depreciation and amortization		9,705	8,428	1,564,523	461,056
Interest in earnings of associates	8.1	(6,048,170)	(768,445)	(32,396)	(2,506)
Interest in earnings of joint venture	9	362,696	58,666	(4,001,118)	(198,890)
Gains on disposals assets		61	96	13,110	4,189
Share-based payment		13,844	3,641	28,187	9,956
Assignment of credit rights		—	68,311	—	68,311
Legal proceedings provision		71,092	36,862	165,015	49,112
Interest and exchange, net		684,979	536,308	1,794,561	1,242,946
Sectorial financial assets and liabilities, net	5.9	—	—	240,166	224,082
Provisions for employee benefits		16,977	4,795	194,071	65,295
Allowance for expected credit losses		—	—	(296)	52,667
Recovering tax credits		—	(2,566)	(650,685)	(6,998)
Loss in energy derivative operations		—	—	172,251	—
Other		(28,649)	285	12,763	17,062
		(154,639)	(80,081)	5,066,211	2,350,434
Changes in:
Trade receivables		—	—	(482,975)	164,318
Inventories		—	—	(268,849)	(38,434)
Other current tax, net		(18,211)	(17,213)	114,226	27,398
Income tax		(1,199)	(49,880)	(672,254)	(593,294)
Related parties, net		(10,836)	(232,824)	(134,317)	(59,038)
Trade payables		(2,029)	(4,569)	659,693	(184,789)
Employee benefits		(5,581)	(17,904)	(96,615)	(64,189)
Provision for legal proceedings		(6,985)	(13,913)	(84,059)	(24,995)
Other financial liabilities		—	—	103,661	(38,492)
Judicial deposits		(34,082)	(1,488)	(50,056)	22,427
Cash paid on disposal of credit rights		—	(31,857)	—	(31,857)
Post-employment benefits		—	—	(22,610)	(23,383)
Other assets and liabilities, net		(20,048)	12,445	(176,910)	(17,130)
		(98,971)	(357,203)	(1,111,065)	(861,458)
Net cash from operating activities		(253,610)	(437,284)	3,955,146	1,488,976

12

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Cash flows from investing activities
Capital contribution in associates		(89,635)	(11,142)	(88,271)	(1,142)
Acquisition of subsidiary, net of cash acquired		—	—	—	(94,631)
Sale (purchase) of marketable securities		(58,204)	139,096	1,403,234	(860,998)
Restricted cash		(30,494)	—	20,674	—
Dividends received from associates		201,816	223,462	11,848	5,679
Dividends received from joint venture		93,833	—	325,000	—
Other financial assets		—	(290,000)	(23,286)	(290,000)
Acquisition of property, plant and equipment, intangible assets and contract assets		(251)	(10,298)	(2,887,645)	(774,328)
Proceeds from legal merger	1.1	353,601	—	8,125,855	—
Acquisition of associates shares		—	—	—	(51,288)
Cash received on sale of fixed assets, and intangible assets		—	—	3,090	—
Other		—	—	116	—
Net cash generated by (used in) investing activities		470,666	51,118	6,890,615	(2,066,708)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	2,000,000	—	9,630,222	2,350,608
Repayment of principal on loans, borrowings and debentures	5.6	(5,427)	(1,700,000)	(7,847,543)	(2,271,624)
Payment of interest on loans, borrowings and debentures	5.6	(262,407)	(35,203)	(1,355,112)	(496,828)
Payment of derivative financial instruments		(121,703)	(54,651)	(613,007)	(55,326)
Receipt of derivative financial instruments		209,887	272,007	775,485	419,467
Payment of derivative financial instruments, except debt		(226,516)	—	(226,516)	—
Receipt of derivative financial instruments, except debt		197,679	—	197,679	—
Repayment of principal on leases	5.8	(2,512)	(828)	(351,870)	(9,753)
Payment of interest on leases	5.8	(2,496)	(998)	(103,104)	(3,737)
Equity contribution from shareholders interest		—	—	—	75,000
Equity contribution from non-controlling interest	8.2	—	—	1,622,306	6,666
Related parties		(322,341)	(140,431)	—	—
Payments to redeem entity's shares		(4,778)	(318,828)	(34,529)	(318,828)
Acquisition of non-controlling interests		(290,230)	—	(697,708)	—
Dividends paid		(480,994)	(574,139)	(491,397)	(575,861)
Dividends paid for preference shares		—	—	(522,592)	(174,227)
Transactions with non-controlling interests		—	—	69,155	65,478
Sale of equity interest in subsidiaries		963	—	963	—
Share options exercised		(14,688)	(20,281)	(40,360)	(22,804)
Net cash generated by (used in) financing activities		674,437	(2,573,352)	12,072	(1,011,769)
Increase (decrease) in cash and cash equivalents		891,493	(2,959,518)	10,857,833	(1,589,501)
Cash and cash equivalents at beginning of the period		1,149,267	3,490,707	4,614,053	6,076,644
Effect of foreign exchange rate changes		(6,967)	580	156,311	358,006
Cash and cash equivalents at end of the period		2,033,793	531,769	15,628,197	4,845,149
Additional information
Income tax paid		—	3,767	441,033	514,495

The accompanying notes are an integral part of these interim financial statements.

13

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Non-cash transaction

  Recognition of interest on shareholder’s equity decided by Raízen S.A in the amount of R$ 122,481.

  Acquisition of assets for the construction of pipeline and assets for logistics operations with payment in installments in the amount of R$159,485 on September 30, 2021.

  Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A. (“Payly”) in the amount of R$ 3,750, through the capitalization of expenses that would be reimbursed to Cosan S.A.

  Recognition of right-of-use for R$57,509 related to new lease agreements.

Disclosure of interest and dividends

The Company classifies dividends and interest on equity received as cash flow from investing activities.

Interest received or paid is classified as cash flow in financing activities.

14

Statement of value added

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues
Sales of products and services net of returns	—	—	21,854,308	12,660,296
Other operating revenues (expenses), net	20,845	(80,741)	300,427	(28,595)
Allowance for doubtful accounts	—	—	(732)	(52,667)
	20,845	(80,741)	22,154,003	12,579,034
Raw materials acquired from third parties
Cost of goods sold and services rendered	—	—	12,477,940	6,800,658
Materials, energy, third party services, others	131,273	89,000	442,941	458,401
	131,273	89,000	12,920,881	7,259,059
Gross value added	(110,428)	(169,741)	9,233,122	5,319,975
Retention
Depreciation and amortization	9,705	8,428	1,564,523	461,056
	9,705	8,428	1,564,523	461,056
Net value added	(120,133)	(178,169)	7,668,599	4,858,919
Value added transferred in
Interest in earnings of subsidiaries	6,048,170	768,445	32,396	2,506
Interest in earnings of joint ventures	(362,696)	(58,666)	4,001,118	198,890
Finance income	129,961	118,505	776,251	245,281
	5,815,435	828,284	4,809,765	446,677
Value added to be distributed	5,695,302	650,115	12,478,364	5,305,596
Distribution of value added
Payroll and social charges	84,123	41,615	702,819	410,348
Direct remuneration	73,302	34,446	603,018	353,679
Benefits	5,083	4,462	70,310	50,165
FGTS and others	5,738	2,707	29,491	6,504
Taxes and contributions	(57,192)	(249,200)	4,083,844	3,218,296
Federal	(61,249)	(249,200)	1,680,380	85,619
State	—	—	2,336,281	2,395,444
Municipal	4,057	—	67,183	737,233
Finance expense and rents	822,526	625,996	2,430,300	1,407,886
Interest and exchange variation	779,664	538,564	2,167,039	1,193,934
Rents	—	4,547	20,862	213,952
Others	42,862	82,885	242,399	—
Non-controlling interests	—	—	415,556	37,362
Profit for the period	4,845,845	231,704	4,845,845	231,704
	5,695,302	650,115	12,478,364	5,305,596

The accompanying notes are an integral part of these interim financial statements.

15

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

 1 Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly-traded Company on the B3 S.A. - Brasil, Bolsa, Balcão, or “B3,” on the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3.” The Company’s American Depositary Shares, or “ADSs,” are listed on the New York Stock Exchange, or “NYSE,” and trade under the symbol “CSAN.” Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

1.1 Corporate reorganization

On July 2, 2020, the boards of directors of Cosan S.A., Cosan Limited and Cosan Logística S.A. ("Cosan Logística"), or collectively the “Companies,” authorized studies on a proposed corporate reorganization to simplify the structure of the economic group.

As part of an effort to streamline its operations, Cosan S.A. carried out at corporate reorganization to enhance its corporate structure by making Cosan S.A. the sole holding company of the Cosan Group (“Grupo Cosan” refers to the economic entity previously represented by Cosan Limited, Cosan S.A., Cosan Logística and its subsidiaries before the merger, which, after the merger, is represented by Cosan S.A. and its subsidiaries, as the context requires). The corporate reorganization simplified our corporate structure, unifying and consolidating the outstanding shares in the financial market (“free floats”) of the Companies, in order to increase share liquidity, and unlock value that exists within the Cosan Group and facilitate future fundraising.

As part of the corporate reorganization, Cosan Limited and Cosan Logística were merged into Cosan S.A. Following the completion of the outstanding shares of Cosan S.A. were directly owned by all shareholders of Cosan Limited, Cosan S.A. and Cosan Logística. As a result, Cosan S.A. issued ADSs to the shareholders of Cosan Limited and the shareholders of Cosan Logística became owners of Cosan S.A. common shares.

16

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Figure 1: Simplified operational structure after the merger.

The administrators of Cosan S.A., Cosan Limited and Cosan Logística evaluated the exchange ratio negotiated and recommended by the committees and stated as follows:

  The exchange ratio was 0.772788 Cosan Limited shares for each Cosan S.A. shares or Cosan S.A. ADS. Thus, 308,554,969 Cosan S.A. shares were issued for Cosan Limited shareholders; and
  The exchange ratio was 3.943112 Cosan Logística shares for each Cosan S.A. share. Thus, 31,025,350 Cosan S.A. shares were issued for shareholders of Cosan Logística.

On January 22, 2021, the shareholders of the Companies approved the intra-group restructuring, which consisted of the merger of companies under common control, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan S.A.

On February 5, 2021, the board of directors approved cancellation 10,000,000 shares issued by the Company that were held in treasury.

17

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The results of the Companies that were consolidated from March 1, 2021, generated a positive result of R$422,879 in the Cosan S.A. net income for the period ended on September 30, 2021.

1.1.1 Basis of preparation of reviewed financial information

The financial position as of March 1, 2021 is based on the individual and consolidated historical balances of Cosan S.A., Cosan Limited and Cosan Logística, as shown below:

1

18

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Parent company

Open Balance (March 1st, 2021)

		Incorporated companies
	Cosan S.A. - Parent Company	Cosan Limited - Parent Company	Cosan Logística - Parent Company	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.1.2(a)	1.1.2(b)
Cash and cash equivalents	1,099,643	353,595	6	353,601	—	—	1,453,244
Marketable securities	927,011	—	—	—	—	—	927,011
Derivative financial instruments	71,133	—	—	—	—	—	71,133
Receivables from related parties	279,718	54	194	248	(12,481)	—	267,485
Income tax receivable	143,359	3	2,841	2,844	—	—	146,203
Other current tax receivable	35,515	—	4	4	—	—	35,519
Dividends receivable	160,694	148,271	—	148,271	(148,271)	—	160,694
Other financial assets	734,903	—	—	—	—	(734,903)	—
Other current assets	101,221	1,744	—	1,744	—	—	102,965
Total current assets	3,553,197	503,667	3,045	506,712	(160,752)	(734,903)	3,164,254

Deferred tax assets	75,959	—	—	—	—	80,483	156,442
Receivables from related parties	576,929	—	—	—	—	—	576,929
Other non-current tax receivable	37,623	—	—	—	—	—	37,623
Judicial deposits	384,455	—	1,017	1,017	—	—	385,472
Derivative financial instruments	2,758,732	183,426	—	183,426	—	—	2,942,158
Other non-current assets	169,370	—	—	—	—	—	169,370
Investments in associates	13,025,364	8,769,145	4,259,390	13,028,535	(8,761,919)	329,118	17,621,098
Property, plant and equipment	60,457	2,724	—	2,724	—	—	63,181
Intangible assets and goodwill	2,067	—	—	—	—	—	2,067
Right-of-use assets	24,212	8,430	—	8,430	—	—	32,642
Total non-current assets	17,115,168	8,963,725	4,260,407	13,224,132	(8,761,919)	409,601	21,986,982

Total assets	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

19

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

		Incorporated companies
	Cosan S.A. - Parent Company	Cosan Limited - Parent Company	Cosan Logística Consolidated	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.1.2(a)	1.1.2(b)
Loans, borrowings and debentures	—	98,397	38,981	137,378	—	—	137,378
Leases	2,785	824	—	824	—	—	3,609
Derivative financial instruments	1,253	—	—	—	—	—	1,253
Trade payables	1,769	207	40	247	—	—	2,016
Employee benefits payables	24,246	—	—	—	—	—	24,246
Income tax payables	614	3	5	8	—	—	622
Other taxes payable	115,593	9	1,251	1,260	—	(11,544)	105,309
Dividends payable	216,929	—	241	241	(148,271)	—	68,899
Payables to related parties	318,535	4,844	407	5,251	(12,483)	—	311,303
Other current liabilities	107,502	7,902	992	8,894	—	—	116,396
Total current liabilities	789,226	112,186	41,917	154,103	(160,754)	(11,544)	771,031

Loans, borrowings and debentures	—	4,124,973	1,719,992	5,844,965	—	—	5,844,965
Leases	24,930	8,887	—	8,887	—	—	33,817
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	140,978	—	—	—	—	—	140,978
Provision for legal proceedings	309,484	—	—	—	—	—	309,484
Provision for uncovered liability of associates	432,350	—	—	—	—	—	432,350
Payables to related parties	7,499,128	47,771	—	47,771	—	—	7,546,899
Post-employment benefits	155	—	—	—	—	—	155
Other non-current liabilities	288,658	—	—	—	—	—	288,658
Total non-current liabilities	9,195,822	4,181,631	1,719,992	5,901,623	—	—	15,097,445
Total liabilities	9,985,048	4,293,817	1,761,909	6,055,726	(160,754)	(11,544)	15,868,476

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Total shareholders' equity	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760

Total shareholders' equity and liabilities	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

20

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Consolidated

Open Balance (March 1st, 2021)

		Incorporated companies
	Cosan S.A. Consolidated	Cosan Limited Corporate (i)	Cosan Logística Consolidated	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.1.2(a)	1.1.2(b)
Cash and cash equivalents	4,367,675	356,410	7,769,445	8,125,855	—	—	12,493,530
Marketable securities	1,686,029	327	3,025,185	3,025,512	—	—	4,711,541
Trade receivables	1,639,123	305	617,546	617,851	—	—	2,256,974
Derivative financial instruments	182,922	—	82,191	82,191	—	—	265,113
Inventories	659,485	8	255,042	255,050	—	—	914,535
Receivables from related parties	205,383	36	36,451	36,487	(12,481)	—	229,389
Income tax receivable	169,644	7	98,343	98,350	—	—	267,994
Other current tax receivable	372,525	172	345,539	345,711	—	—	718,236
Dividends receivable	77,561	148,271	6,322	154,593	(148,271)	—	83,883
Sectorial financial assets	216,488	—	—	—	—	—	216,488
Other financial assets	804,256	—	—	—	—	(734,903)	69,353
Other current assets	294,606	1,955	264,994	266,949	—	—	561,555
Total current assets	10,675,697	507,491	12,501,058	13,008,549	(160,752)	(734,903)	22,788,591

Trade receivables	19,476	—	6,303	6,303	—	—	25,779
Restricted cash	—	—	29,835	29,835	—	—	29,835
Deferred tax assets	631,987	33	1,350,121	1,350,154	—	—	1,982,141
Receivables from related parties	207,905	—	94,473	94,473	(47,770)	—	254,608
Income taxes receivable	309	—	40,707	40,707	—	—	41,016
Other non-current tax receivable	168,666	—	782,580	782,580	—	—	951,246
Judicial deposits	551,833	—	328,984	328,984	—	—	880,817
Derivative financial instruments	3,311,933	183,426	2,346,374	2,529,800	—	—	5,841,733
Contract asset	655,680	—	—	—	—	—	655,680
Other non-current assets	235,161	2	57,726	57,728	—	—	292,889
Investments in associates	331,005	8,758,462	49,953	8,808,415	(9,087,580)	329,118	380,958
Investments in joint ventures	7,613,457	—	—	—	—	—	7,613,457
Property, plant and equipment	424,651	4,335	14,032,909	14,037,244	—	—	14,461,895
Intangible assets and goodwill	10,184,202	15,159	7,226,616	7,241,775	—	—	17,425,977
Right-of-use assets	83,664	8,853	7,809,397	7,818,250	—	—	7,901,914
Total non-current assets	24,419,929	8,970,270	34,155,978	43,126,248	(9,135,350)	329,118	58,739,945

Total assets	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

(i)       Comprise the companies directly controlled by Cosan Limited, except Cosan S.A. and Cosan Logística.

21

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

		Incorporated companies
	Cosan S.A. Consolidated	Cosan Limited Corporate (i)	Cosan Logística Consolidated	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.1.2(a)	1.1.2(b)
Loans, borrowings and debentures	842,781	98,420	2,318,462	2,416,882	—	—	3,259,663
Leases	11,867	1,068	510,047	511,115	—	—	522,982
Derivative financial instruments	146,261	—	—	—	—	—	146,261
Trade payables	1,813,517	1,335	566,273	567,608	—	—	2,381,125
Employee benefits payables	214,941	1,782	154,262	156,044	—	—	370,985
Income tax payables	331,264	580	245,826	246,406	—	—	577,670
Other taxes payable	375,996	10	33,092	33,102	—	(11,544)	397,554
Dividends payable	285,209	—	10,267	10,267	(148,271)	—	147,205
Concessions payable	—	—	159,330	159,330	—	—	159,330
Payables to related parties	304,021	5,786	188,971	194,757	(12,483)	—	486,295
Sectorial financial liabilities	93,244	—	—	—	—	—	93,244
Other financial liabilities	120,247	—	361,494	361,494	—	—	481,741
Other current liabilities	229,603	9,289	298,692	307,981	—	—	537,584
Total current liabilities	4,768,951	118,270	4,846,716	4,964,986	(160,754)	(11,544)	9,561,639

Loans, borrowings and debentures	14,091,982	4,125,001	20,275,636	24,400,637	—	—	38,492,619
Leases	67,882	9,097	2,430,749	2,439,846	—	—	2,507,728
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	146,539	—	2,112	2,112	—	—	148,651
Provision for legal proceedings	890,189	—	497,574	497,574	—	—	1,387,763
Concessions payable	—	—	2,849,861	2,849,861	—	—	2,849,861
Payables to related parties	—	47,771	—	47,771	(47,771)	—	—
Post-employment benefits	733,047	—	57	57	—	—	733,104
Deferred tax liabilities	1,326,171	—	1,988,261	1,988,261	—	(80,483)	3,233,949
Sectorial financial liabilities	499,016	—	—	—	—	—	499,016
Deferred revenue	—	—	42,100	42,100	—	—	42,100
Other non-current liabilities	694,781	—	64,680	64,680	—	—	759,461
Total non-current liabilities	18,949,746	4,181,869	28,151,030	32,332,899	(47,771)	(80,483)	51,154,391
Total liabilities	23,718,697	4,300,139	32,997,746	37,297,885	(208,525)	(92,027)	60,716,030

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Non-controlling interests	693,612	4,047	11,157,747	11,161,794	(325,660)	—	11,529,746
Total shareholders' equity	11,376,929	5,177,622	13,659,290	18,836,912	(9,087,577)	(313,758)	20,812,506

Total shareholders' equity and liabilities	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

(i)          Comprise the companies directly controlled by Cosan Limited, except Cosan S.A. and Cosan Logística.

22

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.1.2 Adjustments and assumptions used

The financial information was prepared and presented based on the individual and consolidated balances and the adjustments were determined following Management's assumptions and best estimates that include the following adjustments:

        (a)      Elimination

The consummate operation was an intra-group reorganization, in which: (1) it involved only entities that are under common control; and (2) all the entities involved were already presented at Cosan Limited on a consolidated basis. As a result, the investment balances that Cosan Limited held in Cosan Logística and Cosan S.A. were eliminated, as well as the effects of transactions between related parties.

        (b)     Adjustment of other financial assets

Cosan S.A. owned 40,065,607 shares of Rumo S.A., representing 2.16% of its shareholders 'equity, and 477,196 shares of Cosan Logística, representing 0.10% of its shareholders' equity. These shares were recorded in the financial position as a financial asset, being measured at fair value through profit or loss, as Management considered trading these shares.

With the corporate reorganization, the financial asset, as well as its applicable taxes, was derecognized for R$734,903 and, consequently, an investment in subsidiary of R$329,118 was recorded. Additionally, the amount of R$313,758 was recognized in equity.

23

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.2 Recent developments

1.2.1 Initial public offering registration, or “IPO,” of Raízen S.A.

 On June 3, 2021, Raízen S.A., or “Raízen,” (formerly known as Raízen Combustíveis S.A.) filed the IPO registration statement on the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM.”

 On September 9, 2021, Raízen closed the IPO in which 906,712,350 preferred shares were subscribed, at the price of R$7.40 per share, for a net amount of R$6,599,877 (R$6,709,671 capitalized less R$109,684 funding costs).

 See the effects determined in Raízen's IPO in note 9.

1.2.2 Corporate reorganization in the Raízen S.A.

 On June 1, 2021, Raízen Combustíveis S.A. (“Raízen Combustíveis”) and Raízen Energia S.A. (“Raízen Energia”) contributed all common shares, as well as class A and D preferred shares, all shares issued by Raízen Energia, in a capital increase of Raízen Combustíveis (with the exception of two common shares that remained held one by each shareholder - Cosan Investimentos e Participações S.A. (“Cosan Investimentos”) and Shell Brasil Holding BV (“Shell”), by their respective book equity value and without any impact on the accounting and income items. On this date Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen Combustíveis became the holder of shares representing 100% of the capital stock of Raízen Energia (subject to the exception mentioned above) (“Raízen Reorganization”).

 As a result of the corporate reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen Combustíveis shareholders’ agreement in order to adapt its terms and conditions to the new corporate situation.

 With effect from June 2, 2021, the name of the Raízen Combustíveis S.A. was changed to Raízen S.A.

1.2.3 Renewal of license to use Shell trademark

 On May 20, 2021, Raízen entered into a renewal of the license agreement for the use of the "Shell" brand with Shell Brands International AG. With this renewal, Raízen S.A. keeps the right to use the "Shell" brand, in the fuel distribution sector and related activities in Brazil, for a minimum period of 13 years, which can be renewed in certain cases, upon compliance with certain conditions established in the contract.

24

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.2.4 Acquisition of Biosev S.A. by Raízen

On August 10, 2021, the acquisition of all shares issued by Biosev S.A., or “Biosev,” by Raízen was concluded, with payment in the amount of R$4,581,899. This payment was used, in turn, to pay part of Biosev's financial debts, with the remaining balance of such debts of Biosev being paid with funds from a new financing contracted by Hédera Investimentos e Participações SA, or “Hédera.” Also, as part of the transaction Hédera exercised the subscription bonus in amount of R$2,423,944, issued at the Company's general meeting held on June 1, 2021, becoming holder of 330,602,900 preferred shares issued by Raízen, representing approximately 3.22% of its capital.

Biosev's main activities are the production, processing and sale of rural and agricultural products, mainly sugarcane and its derivatives, generation and sale of energy as well, as derivatives from energy cogeneration.

This business combination is in line with Raízen's strategy of leading the transformation of the energy matrix with its own technology, by expanding the crushing capacity and increasing the share of renewable products in our portfolio.

See the calculated effects of Raízen in note 9.

1.2.5 Investment agreement in the subsidiary Compass Gás e Energia S.A.

On May 31, 2021, the subsidiary Compass Gas e Energia S.A. entered into an investment agreement with Atmos Ilíquidos 1 Equity Investment Fund, Atmos Master Equity Investment Fund, Manzat Inversiones Auu SA and Ricardo Ernesto Correa da Silva (together “Investors”), through which the Investors agreed to jointly subscribe 30,853,032 preferred shares issued by Compass Gás e Energia SA (“Compass”), representing 4.68% of the capital stock, through the Compass contribution of R$810,000.

25

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

In compliance with one of the precedent conditions, on August 12, 2021, Compass Gás e Energia was registered at B3.

The investment agreement was concluded with the financial settlement carried out by the Investors on August 27, 2021.

On September 4, 2021, the Compass entered into a second investment agreement with Bradesco Vida e Previdência S.A. (“Bradesco”), BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Nucleus Capital Ltda. (jointly “Investors”), which provides for the subscription of R$1,440,000 and the issue of new preferred shares, representing 7.68% of share capital.

On September 10, 2021, the first financial settlement of the investment made by Bradesco was concluded, via capital increase in Compass in the amount of R$810,015 through the issuance of new preferred shares representing 4.47% of the share capital.

On October 29, 2021, the remaining settlement of the investment was carried out, in the total amount of R$630,000, which is part of the second round of investments via private transaction for capital increase. With this, Compass Gás e Energia ratified a capital increase of R$23,996, through the issue of 23,996,342 class B preferred shares, all registered, book-entry and without par value, at the issue price of R$26.25 per share, as per deliberated at the Extraordinary General Meeting (“AGE”), held on October 5, 2021. Also, as resolved at the AGE, the amount of R$606,004 was allocated to the capital reserve, and the amount of R$23,996 to the share capital account.

See transaction details in note 8.1.

 1.2.6 Rumo Malha Central S.A.: Start of railroad operations

In February 2021, Rumo Malha Central S.A., or “Rumo Malha Central”, started its logistic rail service. The operations began with rail connecting between operations of Rumo Malha Paulista S.A., or “Rumo Malha Paulista” and Rumo Malha Norte S.A. or “Rumo Malha Norte.”

26

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

 1.2.7 Acquisition of TUP Porto São Luis S.A.

On August 23, 2021, the Company, through its subsidiary Atlântico Participações Ltda. (“Atlântico”), entered into a binding proposal for the acquisition of 100% of TUP Porto São Luis S.A. (“Porto São Luis”), a company that owns a private-use terminal located in São Luis/MA, for the amount of R$720,000. The transaction is subject to compliance with conditions precedent, including applicable regulatory and competition approvals.

On November 3, 2021, São Luís Port Company SARL, a company of the China Communications Construction Company Limited (“CCCC”) group, the controlling shareholder of Porto, entered into a Share Purchase Agreement (“Share Sales Agreement”) with Atlântico. The transaction remains subject to CCCC corporate approvals, as well as approvals by the competent Chinese authorities.

With the signature of the Share Sale Agreement and the approval of the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE,” the Company will proceed with the partial closing of the transaction, with the acquisition of minority interest, representing 49% of the capital of the Porto on November 11, 2021, and adherence to the Shareholders' Agreement entered into between the Company and the CCCC, which will remain in force until the total closing of the acquisition.

Also on August 23, 2021, Atlântico signed a Binding Memorandum of Understanding (“BMU”) with a company belonging to the Paulo Brito Group, founder and controller of Aura Minerals Inc. (“Aura”), a mining company focused on gold and copper, for the formation of a joint venture for the exploration of iron ore, which will be transported through Porto São Luis (“JV Mineração”). This BMU provides that Atlântico will hold 37% of the total capital and shared control of the new combined company, that is, 50% of the common shares, of the new combined company, after the contribution of Porto São Luis and cash, depending on calls from capital by the company's management.

27

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

JV Mineração will be an integrated mining and logistics company, which will own, in addition to Porto São Luis, exploration rights for mining assets in 3 mineral projects located in the State of Pará, with significant potential for iron ore reserves to be transported by Porto São Luis.

With operation beginning scheduled for 2025, the first mineral project to be explored by JV Mineração is located near Paraupebas-PA, in the Carajás region, connected to Porto São Luis by the Carajás railroad.

The completion of the transaction is subject to conditions precedents that have not yet been met.

 1.2.8 Acquisition of additional interest in Group Radar

On September 20, 2021, the Company entered into a Share Purchase and Sale Agreement with Mansilla Participações Ltda. (“Mansilla”, vehicle of the investment fund TIAA - Teachers Insurance and Annuity Association of America), for the acquisition of an additional interest to that already held by the Company in Group Radar (“Radar”).

The net acquisition price is R$1,479,404, plus monetary restatement, for approximately 47% of interest, and after the completion of the acquisition, Cosan will hold more than 50% of the total share capital of Radar. On September 30, 2021 the Company had 3% of the economic benefit (note 8.1).

Radar is an agricultural property manager, with the capacity to invest in assets with high productive potential in Brazil. Through a satellite geo-monitoring system, it owns and manages about 390 rural properties with a total of 96,000 hectares, dedicated to the cultivation of sugarcane, soy, cotton, corn and others in the states of São Paulo, Maranhão, and Mato Grosso.

On November 3, 2021, the transaction was completed upon payment by Cosan of R$602,000. The outstanding amount is due in three annual installments to be paid until 2024, as set forth in the agreement executed by the parties.

28

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

 1.2.9 Acquisition of Brado's interest

During the quarter ended September 30, 2021, the subsidiary Rumo ended the existing arbitration procedure with the non-controlling shareholders of Brado Logística e Participações SA (Logística Brasil – Fundo de Investimento e Participação, Dimitrio Markakis and Deminvest Empreendimentos e Participações), acquiring for R$388,739, 2,000,000 shares, which represents 15.42% of the capital stock, raising the participation to 77.65%.

 1.2.10 Rumo Malha Norte extension project

On September 19, 2021, the subsidiary Rumo Malha Norte signed the Adhesion Agreement, with the State of Mato Grosso, for the construction, operation, exploration and conservation Project, by means of authorization, under the regime of private law, at its own risk, a railroad that independently connects the Rondonópolis/MT road-rail terminal to Cuiabá/MT and Lucas do Rio Verde/MT.

 1.2.11 Regasification Terminal of São Paulo

On August 3, 2021, the start of construction of Terminal de Regaseificação de São Paulo (“TRSP” or “Project”) located at the Porto de Santos was approved. The TRSP will have a nominal licensed regasification capacity of 14 million m³/day and storage of 173,000 m³ of liquefied natural gas (“LNG”). The estimated time for construction is 20 months.

 1.2.12 Anticipation of obligations with preferred shareholders

On September 1, 2021, Cosan S.A anticipated the payment of obligations with non-controlling preferred shareholders of Cosan Investimentos e Participações S.A (“CIP”) for the amount of R$182,373.

1.3 Covid-19

During the quarter ended September 30, 2021, the Company, its subsidiaries and jointly controlled companies continue to monitor the evolution of the COVID-19 pandemic in Brazil and worldwide, in order to take preventive measures to minimize the spread of the virus, ensure continuity of operations and safeguard the health and safety of our employees and partners. The response to the pandemic has been effective in limiting the impacts on our operational facilities, employees, supply chain and logistics.

29

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

On September 30, 2021, the Company had positive consolidated working capital of R$17,715,165 (R$5,021,286 on December 31, 2020), cash and cash equivalents and marketable securities of R$19,634,279 (R$6,885,623 on December 31, 2020), and profit for the nine-month period ended September 30, 2021 of R$5,193,718 (profit for the nine-month period ended September 30, 2020 of R$269,066).

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. Until September 30, 2021, the Company and its subsidiaries have been complying with all restrictive financial clauses.

Considering the level of interest rates in Brazil and in the locations of our subsidiaries, we consider that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the COVID-19 pandemic, our weighted average cost of capital should not undergo material changes.

The Company assessed the circumstances that could indicate impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Our tax recovery projections are based on the same scenarios and assumptions used in the impairment assessment.

30

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of the customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators and is considered on September 30, 2021, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that consider the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

Our inventories are composed, substantially, of lubricants, base oil and materials for the construction of gas pipelines, which are products that are not valid or have a long duration and, therefore, we do not observe indicators of obsolescence or non-performance.
2  Statement of compliance

These individual and consolidated interim financial statements have been prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR.

31

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The presentation of the Statements of Value Added (DVA), individual and consolidated, is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies CPC 09 - Statement of Added Value. IFRS standards do not require the presentation of this statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

Except for information from the merged companies, these interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2020 and should be read together.

The information in the explanatory notes that have not undergone any significant changes compared to December 31, 2020 has not been fully presented in this quarterly information.

The relevant information proper to the interim financial statements, and only them, are being disclosed and that correspond to those used by Management in its management.

These interim financial statements were authorized for issue by Management on November 12, 2021.

3  Accounting policies

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2020, except for the statements described in the respective notes from the companies incorporated in the corporate reorganization, as per note 1.1. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

32

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

4  Segment information

The following segment information is used by Company’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions regarding the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on the measure of Earnings Before Interest Taxes, Depreciation and Amortization (“EBITDA”).

Reported segments:

(i)     Raízen: fuel distribution and marketing, primarily through a franchised network of service stations under the Shell brand throughout Brazil, petroleum refining, fuel retailer operation, convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina; in addition to the production and marketing of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, activities related to energy cogeneration from sugarcane bagasse, and sale of electricity, comprising the purchase and sale of electricity to other traders. In addition, this segment has interests in companies involved in research and development of new technologies;

(ii)     Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law, other investments in the development process and corporate activities, including TRSP - LNG Regasification Terminal of São Paulo S.A. (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Edge II - Empresa de Geração de Energia S.A.;

33

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(iii)    Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

(iv)     Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railroad equipment; and

Reconciliation:

(v)      Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen S.A. is a joint venture recorded under the equity method and is not proportionally consolidated, senior management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly controlled company”.

With the corporate reorganization of Raízen S.A., as per note 1.2.2, the Company reassessed its operating segments and began to disclose Raízen as a single segment. Due to this Company reassessment the corresponding information from previous periods was restated.

34

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	July 1, 2021 to September 30, 2021
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics (ii)	Cosan Corporate	Deconsolidated effects	Segments eliminations
Statement of profit or loss:
Gross sales	51,939,174	4,243,139	2,042,450	2,108,555	2,139	(51,939,174)	(9,820)	8,386,463
Domestic market (i)	50,008,280	4,243,139	1,864,602	2,012,293	2,139	(50,008,280)	(9,820)	8,112,353
External market (i)	1,930,894	—	177,848	96,262	—	(1,930,894)	—	274,110
Net sales	48,324,180	3,315,562	1,617,204	1,965,570	1,955	(48,324,180)	(9,820)	6,890,471
Cost of sales	(45,742,762)	(2,291,979)	(1,284,284)	(1,389,276)	(1,367)	45,742,762	9,820	(4,957,086)
Gross profit	2,581,418	1,023,583	332,920	576,294	588	(2,581,418)	—	1,933,385
Selling expenses	(1,055,290)	(29,649)	(137,088)	(10,281)	(1,901)	1,055,290	—	(178,919)
General and administrative expenses	(510,162)	(255,821)	(66,226)	(126,561)	(100,734)	510,162	—	(549,342)
Other income (expenses), net	202,278	(10,843)	4,831	(10,936)	(27,159)	(202,278)	—	(44,107)
Interest in earnings of associates	(16,750)	—	—	7,829	677,057	16,750	(669,309)	15,577
Interest in earnings of joint venture	—	—	—	—	3,321,519	—	—	3,321,519
Finance results, net	(560,782)	(84,999)	(7,008)	(358,922)	(606,467)	560,782	—	(1,057,396)
Finance expense	(409,514)	(196,789)	(1,906)	(54,062)	(375,758)	409,514	—	(628,515)
Finance income	152,790	194,578	6,828	127,698	18,662	(152,790)	—	347,766
Foreign exchange, net	(1,048,448)	(60,697)	(24,088)	(486,445)	(845,628)	1,048,448	—	(1,416,858)
Derivatives	744,390	(22,091)	12,158	53,887	596,257	(744,390)	—	640,211
Income tax (expense)benefit	45,978	(12,337)	(44,249)	(26,746)	635	(45,978)	—	(82,697)
Profit for the period	686,690	629,934	83,180	50,677	3,263,538	(686,690)	(669,309)	3,358,020
Profit (loss) attributable to:
Owners of the Company	668,468	595,879	58,014	15,419	3,264,678	(668,468)	(669,309)	3,264,681
Non-controlling interests	18,222	34,055	25,166	35,258	(1,140)	(18,222)	—	93,339
	686,690	629,934	83,180	50,677	3,263,538	(686,690)	(669,309)	3,358,020
Other select data
Depreciation and amortization	1,873,628	143,512	22,183	466,813	4,486	(1,873,628)	—	636,994
EBITDA	3,075,122	870,782	156,620	903,158	3,873,856	(3,075,122)	(669,309)	5,135,107
Additions to PP&E, intangible and contracts assets	1,299,936	308,035	10,306	774,459	2,314	(1,299,936)	—	1,095,114

Reconciliation of EBITDA
Profit for the period	686,690	629,934	83,180	50,677	3,263,538	(686,690)	(669,309)	3,358,020
Income tax and (expense) benefit	(45,978)	12,337	44,249	26,746	(635)	45,978	—	82,697
Finance results, net	560,782	84,999	7,008	358,922	606,467	(560,782)	—	1,057,396
Depreciation and amortization	1,873,628	143,512	22,183	466,813	4,486	(1,873,628)	—	636,994
EBITDA	3,075,122	870,782	156,620	903,158	3,873,856	(3,075,122)	(669,309)	5,135,107

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.
(ii)	The results of the Logistics segment were consolidated as of March 1, 2021 as a result of the corporate reorganization, as detailed in Note 1.1.
35

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2021 to September 30, 2021
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics (ii)	Cosan Corporate	Deconsolidated effects	Segments eliminations
Statement of profit or loss:
Gross sales	129,512,460	11,109,908	5,674,376	5,276,432	3,511	(129,512,460)	(35,600)	22,028,627
Domestic market (i)	122,722,156	11,109,908	5,173,139	5,028,918	3,511	(122,722,156)	(35,600)	21,279,876
External market (i)	6,790,304	—	501,237	247,514	—	(6,790,304)	—	748,751
Net sales	119,674,028	8,712,761	4,510,089	4,966,814	3,207	(119,674,028)	(35,600)	18,157,271
Cost of sales	(112,091,858)	(6,549,286)	(3,509,452)	(3,234,213)	(2,781)	112,091,858	35,600	(13,260,132)
Gross profit	7,582,170	2,163,475	1,000,637	1,732,601	426	(7,582,170)	—	4,897,139
Selling expenses	(2,784,874)	(88,028)	(402,840)	(22,832)	(4,625)	2,784,874	—	(518,325)
General and administrative expenses	(1,233,910)	(714,715)	(191,830)	(271,516)	(219,525)	1,233,910	—	(1,397,586)
Other income (expenses), net	601,654	220,364	13,714	(3,774)	(24,939)	(601,654)	—	205,365
Interest in earnings of associates	(27,468)	—	—	10,555	1,686,239	27,468	(1,664,398)	32,396
Interest in earnings of joint venture	—	—	—	—	4,001,118	—	—	4,001,118
Finance results, net	(1,379,630)	(136,023)	(32,184)	(885,584)	(600,257)	1,379,630	—	(1,654,048)
Finance expense	(941,302)	(598,931)	(38,057)	(608,614)	(615,098)	941,302	—	(1,860,700)
Finance income	424,390	518,035	42,344	201,025	14,847	(424,390)	—	776,251
Foreign exchange, net	(713,384)	(33,036)	(47,210)	115,687	(212,570)	713,384	—	(177,129)
Derivatives	(149,334)	(22,091)	10,739	(593,682)	212,564	149,334	—	(392,470)
Income tax (expense)benefit	(778,658)	(22,805)	(149,365)	(136,571)	4,083	778,658	—	(304,658)
Profit for the period	1,979,284	1,422,268	238,132	422,879	4,842,520	(1,979,284)	(1,664,398)	5,261,401
Profit (loss) attributable to:
Owners of the Company	2,029,720	1,371,764	165,348	127,291	4,845,840	(2,029,720)	(1,664,398)	4,845,845
Non-controlling interests	(50,436)	50,504	72,784	295,588	(3,320)	50,436	—	415,556
	1,979,284	1,422,268	238,132	422,879	4,842,520	(1,979,284)	(1,664,398)	5,261,401
Other select data
Depreciation and amortization	4,479,930	411,859	73,435	1,067,506	11,723	(4,479,930)	—	1,564,523
EBITDA	8,617,502	1,992,955	493,116	2,512,540	5,450,417	(8,617,502)	(1,664,398)	8,784,630
Additions to PP&E, intangible and contract assets	3,529,974	813,407	24,385	2,044,967	4,887	(3,529,974)	—	2,887,646

Reconciliation of EBITDA
Profit (loss) for the period	1,979,284	1,422,268	238,132	422,879	4,842,520	(1,979,284)	(1,664,398)	5,261,401
Income tax and (expense) benefit	778,658	22,805	149,365	136,571	(4,083)	(778,658)	—	304,658
Finance results, net	1,379,630	136,023	32,184	885,584	600,257	(1,379,630)	—	1,654,048
Depreciation and amortization	4,479,930	411,859	73,435	1,067,506	11,723	(4,479,930)	—	1,564,523
EBITDA	8,617,502	1,992,955	493,116	2,512,540	5,450,417	(8,617,502)	(1,664,398)	8,784,630
(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.
(ii)	The results of the Logistics segment were consolidated as of March 1, 2021 as a result of the corporate reorganization, as detailed in Note 1.1.
36

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	July 1, 2020 to September 30, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segments eliminations
Statement of profit or loss:
Gross sales	30,011,028	3,068,127	1,628,395	16	(30,011,028)	—	4,696,538
Domestic market (i)	28,741,565	3,068,127	958,859	16	(28,741,565)	—	4,027,002
External market (i)	1,269,463	—	669,536	—	(1,269,463)	—	669,536
Net sales	27,679,482	2,426,913	1,287,996	14	(27,679,482)	—	3,714,923
Cost of sales	(25,608,516)	(1,670,633)	(966,270)	(137)	25,608,516	—	(2,637,040)
Gross profit	2,070,966	756,280	321,726	(123)	(2,070,966)	—	1,077,883
Selling expenses	(856,811)	(50,333)	(120,872)	(165)	856,811	—	(171,370)
General and administrative expenses	(317,704)	(184,026)	(58,756)	(45,709)	317,704	—	(288,491)
Other income (expenses), net	153,962	(9,040)	3,379	(19,507)	(153,962)	—	(25,168)
Interest in earnings of associates	1,580	—	—	298,487	(1,580)	(299,716)	(1,229)
Interest in earnings of joint venture	—	—	—	228,697	—	—	228,697
Finance results, net	(424,584)	(127,110)	(31,785)	(258,541)	424,584	—	(417,436)
Finance expense	(494,252)	(51,759)	(8,460)	(293,311)	494,252	—	(353,530)
Finance income	153,582	31,523	262	6,402	(153,582)	—	38,187
Foreign exchange, net	(497,826)	(27,072)	(33,243)	(180,889)	497,826	—	(241,204)
Derivatives	413,912	(79,802)	9,656	209,257	(413,912)	—	139,111
Income tax (expense)benefit	(136,895)	(130,324)	(42,849)	99,495	136,895	—	(73,678)
Profit (loss) for the period	490,514	255,447	70,843	302,634	(490,514)	(299,716)	329,208
Profit (loss) attributable to:
Owners of the Company	456,778	250,625	48,803	304,127	(456,778)	(299,716)	303,839
Non-controlling interests	33,736	4,822	22,040	(1,493)	(33,736)	—	25,369
	490,514	255,447	70,843	302,634	(490,514)	(299,716)	329,208
Other select data
Depreciation and amortization	1,260,430	132,928	32,006	3,453	(1,260,430)	—	168,387
EBITDA	2,312,423	645,809	177,483	465,133	(2,312,423)	(299,716)	988,709
Additions to PP&E, intangible and contracts assets	536,838	254,159	9,100	3,956	(536,838)	—	267,215

Reconciliation of EBITDA
(Loss) profit for the period	490,514	255,447	70,843	302,634	(490,514)	(299,716)	329,208
Income tax and (expense) benefit	136,895	130,324	42,849	(99,495)	(136,895)	—	73,678
Finance results, net	424,584	127,110	31,785	258,541	(424,584)	—	417,436
Depreciation and amortization	1,260,430	132,928	32,006	3,453	(1,260,430)	—	168,387
EBITDA	2,312,423	645,809	177,483	465,133	(2,312,423)	(299,716)	988,709

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

37

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2020 to September 30, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segments eliminations
Statement of profit or loss:
Gross sales	82,916,108	8,719,577	3,959,459	19	(82,916,108)	—	12,679,055
Domestic market (i)	77,102,570	8,719,577	2,222,259	19	(77,102,570)	—	10,941,855
External market (i)	5,813,538	—	1,737,200	—	(5,813,538)	—	1,737,200
Net sales	76,153,577	6,462,010	3,116,028	16	(76,153,577)	—	9,578,054
Cost of sales	(71,606,026)	(4,384,970)	(2,388,886)	(1,451)	71,606,026	—	(6,775,307)
Gross profit	4,547,551	2,077,040	727,142	(1,435)	(4,547,551)	—	2,802,747
Selling expenses	(2,284,987)	(411,327)	(344,750)	(1,388)	2,284,987	—	(757,465)
General and administrative expenses	(935,458)	(376,834)	(162,598)	(126,969)	935,458	—	(666,401)
Other income (expenses), net	609,313	31,324	32,407	(116,016)	(609,313)	—	(52,285)
Interest in earnings of associates	(84,549)	8	—	818,103	84,549	(815,605)	2,506
Interest in earnings of joint venture	—	—	—	198,890	—	—	198,890
Finance results, net	(1,210,425)	(172,962)	(101,802)	(889,076)	1,210,425	—	(1,163,840)
Finance expense	(1,536,210)	(224,357)	(24,226)	(1,108,424)	1,536,210	—	(1,357,007)
Finance income	378,554	156,140	17,031	72,110	(378,554)	—	245,281
Foreign exchange, net	(4,754,726)	(226,859)	(149,082)	(1,797,067)	4,754,726	—	(2,173,008)
Derivatives	4,701,957	122,114	54,475	1,944,305	(4,701,957)	—	2,120,894
Income tax (expense)benefit	(173,114)	(383,342)	(57,366)	345,622	173,114	—	(95,086)
Profit (loss) for the period	468,331	763,907	93,033	227,731	(468,331)	(815,605)	269,066
Profit (loss) attributable to:
Owners of the Company	396,114	751,229	64,087	231,993	(396,114)	(815,605)	231,704
Non-controlling interests	72,217	12,678	28,946	(4,262)	(72,217)	—	37,362
	468,331	763,907	93,033	227,731	(468,331)	(815,605)	269,066
Other select data
Depreciation and amortization	3,543,923	369,208	81,696	10,152	(3,543,923)	—	461,056
EBITDA	5,395,793	1,689,419	333,897	781,337	(5,395,793)	(815,605)	1,989,048
Additions to PP&E, intangible and contract assets	2,451,989	739,620	19,459	15,249	(2,451,989)	—	774,328

Reconciliation of EBITDA
(Loss) profit for the period	468,331	763,907	93,033	227,731	(468,331)	(815,605)	269,066
Income tax and (expense) benefit	173,114	383,342	57,366	(345,622)	(173,114)	—	95,086
Finance results, net	1,210,425	172,962	101,802	889,076	(1,210,425)	—	1,163,840
Depreciation and amortization	3,543,923	369,208	81,696	10,152	(3,543,923)	—	461,056
EBITDA	5,395,793	1,689,419	333,897	781,337	(5,395,793)	(815,605)	1,989,048

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

38

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2021
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segments eliminations
Statement of financial position:
Cash and cash equivalents	6,808,410	3,799,919	1,105,585	8,343,394	2,379,299	(6,808,410)	—	15,628,197
Marketable securities	214,968	2,054,500	117,267	934,540	899,775	(214,968)	—	4,006,082
Trade receivables	6,517,000	1,414,857	684,287	671,373	1,087	(6,517,000)	—	2,771,604
Derivative financial instruments	12,094,282	524,709	47,574	1,942,936	2,909,114	(12,094,282)	—	5,424,333
Inventories	14,159,462	130,330	804,217	280,776	3	(14,159,462)	—	1,215,326
Sectorial financial assets	—	504,083	—	—	—	—	—	504,083
Other financial assets	313,158	—	464	—	—	(313,158)	—	464
Other current assets	14,248,090	392,946	255,902	617,090	1,837,284	(14,248,090)	(580,078)	2,523,144
Other non-current assets	9,119,822	1,400,507	305,659	3,078,308	1,781,794	(9,119,822)	(440,143)	6,126,125
Investments in associates	—	(1)	—	57,365	12,099,879	—	(11,747,780)	409,463
Investments in joint venture	1,281,190	—	—	—	10,161,484	(1,281,190)	—	10,161,484
Biological assets	2,287,042	—	—	—	—	(2,287,042)	—	—
Derivative financial instruments	2,863,644	529,465	25,987	(1)	—	(2,863,644)	—	555,451
Right-of-use assets	10,120,964	27,574	52,731	7,647,230	35,985	(10,120,964)	—	7,763,520
Property, plant and equipment	21,398,912	107,528	322,837	15,493,456	69,818	(21,398,912)	—	15,993,639
Intangible assets and goodwill	9,037,766	9,257,845	1,278,742	7,155,221	34,325	(9,037,766)	—	17,726,133
Loans, borrowings and debentures	(27,681,482)	(7,898,041)	(814,566)	(19,825,942)	(15,432,965)	27,681,482	—	(43,971,514)
Derivative financial instruments	(13,492,534)	(580,263)	—	(201,888)	(116,894)	13,492,534	—	(899,045)
Trade payables	(15,029,254)	(1,686,183)	(879,574)	(473,552)	(3,558)	15,029,254	—	(3,042,867)
Employee benefits payable	(778,498)	(77,021)	(102,185)	(237,027)	(43,193)	778,498	—	(459,426)
Sectorial financial liabilities	—	(1,300,696)	—	—	—	—	—	(1,300,696)
Other current liabilities	(11,629,484)	(613,285)	(368,905)	(1,239,014)	(314,662)	11,629,484	86,209	(2,449,657)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	—	—
Leases	(9,843,998)	(17,786)	(54,759)	(2,935,119)	(41,355)	9,843,998	—	(3,049,019)
Other non-current liabilities	(8,619,014)	(1,810,380)	(562,779)	(5,877,622)	(2,151,727)	8,619,014	934,013	(9,468,495)
Total assets (net of liabilities) allocated by segment	23,390,446	6,160,607	2,218,484	15,431,524	14,105,493	(23,390,446)	(11,747,779)	26,168,329
Total assets	110,464,710	20,144,262	5,001,252	46,221,688	32,209,847	(110,464,710)	(12,768,001)	90,809,048

Shareholders' equity attributable to:
Equity attributable to owners of the Company	21,861,287	5,355,690	1,553,084	4,839,002	14,094,431	(21,861,287)	(11,747,779)	14,094,428
Non-controlling interests	1,529,159	804,917	665,400	10,592,522	11,062	(1,529,159)	—	12,073,901
Total shareholders' equity	23,390,446	6,160,607	2,218,484	15,431,524	14,105,493	(23,390,446)	(11,747,779)	26,168,329
39

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	December 31, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segments eliminations
Statement of financial position:
Cash and cash equivalents	3,422,828	1,899,533	936,345	1,778,175	(3,422,828)	—	4,614,053
Marketable securities	19,086	1,188,625	168,066	914,879	(19,086)	—	2,271,570
Trade receivables	4,265,294	1,121,612	483,227	—	(4,265,294)	—	1,604,839
Derivative financial instruments	6,064,604	517,181	28,463	2,581,774	(6,064,604)	—	3,127,418
Inventories	8,317,566	121,064	564,836	—	(8,317,566)	—	685,900
Sectorial financial assets	—	241,749	—	—	—	—	241,749
Other financial assets	160,600	—	69,126	779,695	(160,600)	—	848,821
Other current assets	5,761,106	276,139	146,166	1,211,108	(5,761,106)	(601,024)	1,032,389
Other non-current assets	5,225,978	169,905	398,796	1,566,400	(5,225,978)	(365,383)	1,769,718
Investments in associates	—	—	—	4,989,472	—	(4,655,767)	333,705
Investments in joint venture	1,305,790	—	—	7,988,208	(1,305,790)	—	7,988,208
Biological assets	1,073,582	—	—	—	(1,073,582)	—	—
Derivative financial instruments	2,860,658	686,690	9,248	—	(2,860,658)	—	695,938
Right-of-use assets	5,210,366	19,865	39,550	24,809	(5,210,366)	—	84,224
Property, plant and equipment	18,165,518	15,326	327,535	74,135	(18,165,518)	—	416,996
Intangible assets and goodwill	6,089,034	8,769,986	1,268,095	7,215	(6,089,034)	—	10,045,296
Loans, borrowings and debentures	(24,557,518)	(7,043,909)	(802,938)	(7,580,380)	24,557,518	—	(15,427,227)
Derivative financial instruments	(3,088,300)	(286,018)	(348)	(131,461)	3,088,300	—	(417,827)
Trade payables	(9,311,282)	(1,182,111)	(688,139)	(4,942)	9,311,282	—	(1,875,192)
Employee benefits payable	(534,376)	(74,543)	(96,192)	(25,146)	534,376	—	(195,881)
Sectorial financial liabilities	—	(565,911)	—	—	—	—	(565,911)
Other current liabilities	(4,094,274)	(662,779)	(290,827)	(673,340)	4,094,274	40,998	(1,585,948)
Preferred shareholders payable in subsidiaries	—	—	—	(387,044)	—	—	(387,044)
Leases	(4,734,766)	(10,320)	(41,299)	(28,144)	4,734,766	—	(79,763)
Other non-current liabilities	(5,208,482)	(1,856,161)	(554,141)	(2,235,324)	5,208,482	925,409	(3,720,217)
Total assets (net of liabilities) allocated by segment	16,413,012	3,345,923	1,965,569	10,850,089	(16,413,012)	(4,655,767)	11,505,814
Total assets	67,942,010	15,027,675	4,439,453	21,915,870	(67,942,010)	(5,622,174)	35,760,824

Shareholders' equity attributable to:
Equity attributable to owners of the Company	16,129,497	3,288,315	1,367,157	10,847,666	(16,129,497)	(4,655,473)	10,847,665
Non-controlling interests	283,515	57,608	598,412	2,423	(283,515)	(294)	658,149
Total shareholders' equity	16,413,012	3,345,923	1,965,569	10,850,089	(16,413,012)	(4,655,767)	11,505,814

40

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

4.1  Net sales by segment

	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020 (restated)	January 1, 2020 to September 30, 2020 (restated)
Reported segment

Raízen
Ethanol	7,985,640	18,559,465	4,219,082	13,330,213
Sugar	2,356,692	8,784,506	2,442,965	5,830,926
Gas	14,802,193	36,519,830	8,523,329	25,481,036
Diesel	18,897,550	48,592,870	12,950,710	34,278,860
Cogeneration	1,932,298	2,749,881	586,940	1,692,210
Other	2,349,808	4,467,476	836,722	2,001,692
Intercompany elimination (i)	—	—	(1,880,266)	(6,461,360)
	48,324,180	119,674,028	27,679,482	76,153,577
Gas and Energy
Natural gas distribution
Industrial	1,978,970	5,171,900	1,338,961	3,584,789
Residential	484,365	1,189,394	417,892	1,038,628
Cogeneration	177,944	455,774	91,243	241,177
Automotive	99,438	235,530	53,811	156,890
Commercial	126,070	310,449	85,881	248,905
Construction revenue	227,262	669,760	223,040	639,360
Other	83,829	141,621	9,056	31,341
	3,177,878	8,174,428	2,219,883	5,941,091

Electricity trading	137,684	538,333	207,030	520,919

Moove
Finished goods	1,234,031	3,768,837	1,077,636	2,767,260
Base oil	106,030	393,575	169,288	256,912
Services	277,143	347,677	41,072	91,856
	1,617,204	4,510,089	1,287,996	3,116,028

Logistics
North operations	1,448,390	3,658,443	—	—
South operations	428,826	1,111,147	—	—
Container operations	88,355	197,224	—	—
	1,965,570	4,966,814	—	—
Reconciliation
Cosan Corporate	1,955	3,207	14	16
Deconsolidated effects and eliminations	(48,334,000)	(119,709,628)	(27,679,482)	(76,153,577)
Total	6,890,471	18,157,271	3,714,923	9,578,054

(i)	On June 1st, 2021, as detailed in the corporate reorganization Note (1.2.2), Raízen S.A. started to consolidate Raízen Energia and, therefore, the balances between the entities are presented net.

41

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

5 Financial assets and liabilities

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,000,674	1,148,860	3,736,886	2,154,257
Marketable securities	5.2	866,480	788,965	4,006,082	2,271,570
Other financial assets	5.4	—	779,695	464	848,821
Derivate financial instruments	5.10	2,795,560	2,457,604	5,424,333	3,127,418
		4,662,714	5,175,124	13,167,765	8,402,066
Amortized cost
Cash and cash equivalents	5.1	1,033,119	407	11,891,311	2,459,796
Trade receivables	5.3	—	—	2,771,604	1,604,839
Restricted cash	5.2	30,617	—	62,274	—
Receivables from related parties	5.5	663,836	760,342	348,198	271,766
Sector financial assets	5.9	—	—	504,083	241,749
Dividends receivable		742,535	160,694	897,711	77,561
		2,470,107	921,443	16,475,181	4,655,711
Total		7,132,821	6,096,567	29,642,946	13,057,777
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(7,911,329)	—	(24,179,784)	(8,590,199)
Trade payables	5.7	(2,330)	(4,066)	(3,042,867)	(1,875,192)
Other financial liabilities		—	—	(709,611)	(149,293)
Leases	5.8	(40,986)	(28,145)	(3,049,019)	(79,763)
Railroad concession payable	11	—	—	(2,988,416)	—
Payables to related parties	5.5	(7,591,121)	(7,374,879)	(260,799)	(150,484)
Preferred shareholders payable in subsidiaries		—	(387,044)	—	(387,044)
Dividends payable		(35)	(216,929)	(9,170)	(285,177)
Sector financial liabilities	5.9	—	—	(1,300,696)	(565,911)
Tax installments - REFIS	12	(193,464)	(193,353)	(200,003)	(199,586)
		(15,739,265)	(8,204,416)	(35,740,365)	(12,282,649)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(19,791,730)	(6,837,028)
Consideration payable		—	—	(235,650)	(224,787)
Derivative financial instruments	5.10	(116,895)	(131,462)	(899,045)	(417,827)
		(116,895)	(131,462)	(20,926,425)	(7,479,642)
Total		(15,856,160)	(8,335,878)	(56,666,790)	(19,762,291)

42

 Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Cash and bank accounts	333	255	126,306	75,160
Savings account	530,679	—	2,275,640	986,379
Financial investments	1,502,781	1,149,012	13,226,251	3,552,514
	2,033,793	1,149,267	15,628,197	4,614,053

Financial investments include the following:

	Parent company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Investment fund
Repurchase agreements	880,274	856,078	3,355,113	1,671,802
Bank deposits certificates	120,400	292,782	366,202	474,910
Other	—	—	15,571	7,545
	1,000,674	1,148,860	3,736,886	2,154,257
Bank investments
Repurchase agreements	—	—	200,914	1,293,833
Bank deposits certificates	501,939	—	7,281,404	104,272
Other(i)	168	152	2,007,047	152
	502,107	152	9,489,365	1,398,257
	1,502,781	1,149,012	13,226,251	3,552,514

(i)	It substantially refers to investments in time deposits at Bradesco Cayman and Banco do Brasil London for the amounts of Rumo Luxemburgo, for the raising of Senior Notes due 2032, with weighted remuneration of 49 bps on September 30, 2021.

The onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (Certificados de Depósitos Interbancários), or “CDI,” on September 30, 2021 (97% of CDI in 2020) and offshore financial investments are remunerated at rates around 100% of Fed funds. See note 5.12 for more details regarding the sensitivity analysis on interest rate.

5.2 Marketable securities and restricted cash

Accounting policy

Restricted cash are measured and classified at amortized cost, both with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

43

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

	Parent company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Marketable securities
Government security (i)	866,480	788,965	3,977,025	2,271,570
Bank deposits certificates	—	—	5,047	—
ESG Funds (ii)	—	—	24,010	—
	866,480	788,965	4,006,082	2,271,570

Current	866,480	788,965	3,982,072	2,271,570
Non-current	—	—	24,010	—
Total	866,480	788,965	4,006,082	2,271,570

Restricted cash
Securities pledged as collateral	30,617	—	62,274	—
	30,617	—	62,274	—

(i)	Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”, with a return of approximately 100% of the CDI.
(ii)	On October 6, 2021, the Company. joined the Fifth Wall Climate Tech Fund, from the United States, as an investor and partner in a business that also gives him preferential access to investments in startups developing carbon solutions. The investment is measured at fair value through profit or loss maturing in 5 years.

5.3 Trade receivables

	Consolidated
	September 30, 2021	December 31, 2020
Domestic - Brazilian reais	1,885,729	1,049,890
Unbilled receivables (i)	946,645	667,793
Export – foreign currency	60,344	17,502
	2,892,718	1,735,185

Expected credit losses	(121,114)	(130,346)
	2,771,604	1,604,839

Current	2,750,491	1,585,708
Non-current	21,113	19,131
	2,771,604	1,604,839

(i)	Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing has not yet been carried out.

44

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

5.4 Other financial assets

The balance of other financial assets is composed as following:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Rumo S.A. shares (i)	—	770,862	—	770,862
Cosan Logística S.A. shares (i)	—	8,833	—	8,833
Other financial assets (ii)	—	—	464	69,126
	—	779,695	464	848,821

Current	—	779,695	464	848,821
	—	779,695	464	848,821

(i)	Through the corporate reorganization detailed in note 1.1, the registered value of the shares started to be classified as investments.
(ii)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$ 65,478 due to the satisfaction of the precedent conditions on December 31, 2019, as provided for in the investment agreement between the Company and CVC Fund VII (“CVC”). On April 15, 2021, the updated amount of R$ 69,155 was liquidated.

45

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

5.5 Related parties

a)      Summary of balances to related parties

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021		December 31, 2020
Current asset
Commercial operations
Raízen Energia S.A.	10,883	23,274	40,247		29,485
Rumo S.A	1,586	4,289	—		8,388
Aguassanta Participações S.A.	1,212	837	1,212		837
Cosan Lubrificantes e Especialidades S.A.	89,730	219,613	—		—
Compass Gás e Energia S.A.	747	3,732	—		—
Payly Soluções de Pagamentos S.A	3,324	2,390	—		—
Raízen S.A.	1,891	644	15,614		1,448
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286		—
Other	3,165	9,190	2,781		8,601
	112,538	263,969	74,140		48,759
Financial operations
Raízen Energia S.A.	—	21,141	—		21,141
Raízen S.A.	1,883	1,883	1,883		1,883
	1,883	23,024	1,883		23,024
Total current assets	114,421	286,993	76,023		71,783

Non-current assets
Commercial operations
Raízen S.A.	—	—	47,732		—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	67,857		—
	—	—	115,589		—
Preferred shares
Janus Brasil Participações S.A	4,959	—	4,959		—
Raízen S.A.	—	—	198		—
	4,959	—	5,157	—	—
Corporate / financial operations
Raízen Energia S.A.	151,429	155,175	151,429		155,175
Other	—	—	—		44,808
Cosan Lubrificantes e Especialidades S.A.	393,027	318,174	—		—
	544,456	473,349	151,429		199,983
Total non-current assets	549,415	473,349	272,175		199,983
Total assets	663,836	760,342	348,198		271,766

46

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Current liabilities
Commercial operations
Raízen Energia S.A.	48,687	30,447	86,840	42,709
Raízen S.A.	9,820	—	172,277	—
Rumo S.A	377	571	—	704
Cosan Lubrificantes e Especialidades S.A.	1,046	8,059	—	—
Payly Soluções de Pagamentos S.A	3,963	213	—	—
Other	160	45	1,612	53
	64,053	39,335	260,729	43,466

Corporate / financial operations
Raízen S.A.	—	11,386	—	11,387
Cosan Overseas Limited	35,147	33,579	—	—
Cosan Luxembourg S.A.	51,266	103,643	—	—
Raízen Energia S.A.	—	90,797	—	95,631
	86,413	239,405	—	107,018
Total current liabilities	150,466	278,740	260,729	150,484

Non-current liabilities
Corporate / financial operations
Cosan Lubrificantes e Especialidades S.A.	882,397	875,690	—	—
Cosan Luxembourg S.A.	3,772,224	3,603,911	—	—
Aldwych Temple Venture Capital Limited	47,296	—	—	—
Cosan Overseas Limited	2,738,738	2,616,538	—	—
Other	—	—	70	—
Total non-current liabilities	7,440,655	7,096,139	70	—
Total liabilities	7,591,121	7,374,879	260,799	150,484

47

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

b)     Related party transactions

	Parent Company
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Purchase of goods / inputs / services
Raízen S.A.	(3)	(14)	(8)	(8)
Other	(1)	(15)	—	—
	(4)	(29)	(8)	(8)
Shared (expenses) income
Rumo S.A (i)	944	2,514	816	2,751
Cosan Lubrificantes e Especialidades S.A	894	2,325	617	2,256
Payly Soluções de Pagamentos S.A	45	113	—	—
Compass Gas e Energia S.A	1,070	1,581	—	—
Companhia de Gás de São Paulo - COMGÁS	367	689	—	—
Sinlog Tecnologia em Logística S.A	45	113	—	—
Raízen Energia S.A.	(1,219)	(3,633)	(469)	(2,124)
	2,146	3,702	964	2,883

Financial result
Cosan Lubrificantes e Especialidades S.A	—	—	(5,626)	(7,545)
Cosan Limited (i)	—	82	40	394
Cosan Luxembourg S.A.	(335,043)	(255,002)	(154,305)	(1,235,375)
Cosan Overseas Limited	(276,311)	(289,185)	(138,025)	(975,790)
Raízen S.A.	1,271	3,544	1,281	5,294
Aldwych Temple Venture Capital Limited	(3,924)	474	—	—
	(614,007)	(540,087)	(296,635)	(2,213,022)
Total	(611,865)	(536,414)	(295,679)	(2,210,147)

48

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Operating sales
Rumo S.A (i)	—	10,636	10,456	27,999
Raízen Energia S.A.	67,069	190,117	4,998	21,652
Raízen S.A.	57,525	118,784	8,356	26,890
Raízen International Universal Corporation	10,052	13,409	—	—
Raizen Trading LLP	9,312	15,634	—	—
Biosev Comercializadora S.A.	344	344	—	—
Bioser S.A.	153	153	—	—
Shell Energy do Brasil Ltda.	3,854	23,605	—	—
	148,309	372,682	23,810	76,541
Purchase of goods / inputs / services
Raízen Energia S.A.	(775)	(27,627)	—	—
Raízen S.A.	(392,497)	(808,097)	(961)	(961)
Outros	—	—	(14)	(14)
	(393,272)	(835,724)	(975)	(975)

Shared (expenses) income
Rumo S.A (i)	—	842	816	2,751
Sinlog Tecnologia em Logística S.A	45	113	—	—
Raízen Energia S.A.	(21,347)	(52,344)	(12,406)	(37,286)
	(21,302)	(51,389)	(11,590)	(34,535)

Financial result
Cosan Limited	—	168	333	1,223
Raízen S.A.	1,271	3,539	1,281	5,294
Outros	8	14	—	—
	1,279	3,721	1,614	6,517
Total	(264,986)	(510,710)	12,859	47,548

(i)      Balances related to the months before the date of the corporate restructuring 1.1.

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. We present below the Parent Company balance on September 30, 2021, as follows:

49

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Short-term benefits to officers and directors	4,319	25,308	8,819	16,799
Share-based payment transactions	22,100	22,545	1,526	5,935
Post-employment benefits	87	260	167	167
	26,506	48,113	10,512	22,901

5.6 Loans, borrowings and debentures

The terms and conditions of outstanding loans are as follows:

			Parent Company
Description	Index	Annual interest rate	September 30, 2021	December 31, 2020	Maturity	Objective
Unsecured
Senior Notes Due 2029	Fixed 5.50%	5.50%	4,061,860	—	Sep-29	Acquisition
Debentures	CDI + 2,65	8.96%	1,824,842	—	Aug-25	Investment
	CDI + 1.65%	7.90%	757,110	—	Aug-28	Working capital
	CDI + 2.00%	8.27%	908,966	—	Aug-31	Working capital
	IPCA + 5.75%	14.71%	358,551	—	Aug-31	Working capital
Total			7,911,329	—

Current			123,609	—
Non-current			7,787,720	—

50

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

	Interest		Consolidated
Description	Index	Annual interest rate	September 30, 2021	December 31, 2020	Maturity	Objective
Secured
BNDES	URTJLP	7.04%	2,721,387	—	Dec-29	Investment
	Fixed	5.67%	507,438	—	Jan-25	Investment
	IPCA	7.46%	902	—	Nov-21	Investment
	URTJLP	5.88%	5	—	Mar-22	Investment
	Fixed	3.50%	815	—	Jan-24	Investment
	IPCA - 3.25%	12.00%	973,543	807,438	Apr-29	Investment
	IPCA - 4.10%	12.92%	159,898	175,374	Apr-29	Investment
Debentures	CDI + 1.79%	8.05%	769,297	—	Jun-27	Investment
	IPCA + 4.77%	13.65%	718,112	—	Jun-31	Investment
Export credit agreement	Euribor + 0.58%	0.58%	95,445	—	Sep-26	Investment
European investment bank (EIB)	USD + Libor 6M + 0.54%	0.80%	—	30,817	May-21	Investment
	USD + Libor 6M + 0.61%	0.80%	—	57,813	Sep-21	Investment
			5,946,842	1,071,442
Unsecured
Foreign loans	GBP+Libor 06 + 1.50% Base 365	1.40%	—	143,039	Jul-21	Working capital
	GBP - Fixed	1.40%	36,818	35,556	Nov-22	Working capital
	GBP+Libor-06 + 1.10% Base 360	1.17%	146,623	142,091	Dec-21	Acquisition
	GBP+Libor-06 + 1.50% Base 360	1.61%	257,654	248,666	Dec-22	Acquisition
	EUR - Fixed	4.42%	1,124	2,095	Sep-22	Investment
Export credit agreement	CDI + 1.03%	6.95%	84,909	—	Feb-23	Investment
	CDI + 2.25%	8.00%	61,464	—	May-26	Investment
	CDI + 0.80%	7.00%	505,442	—	Dec-23	Investment
Resolution 4131	USD	0.86%	290,402	—	Nov-22	Working capital
	USD + 3.67%	3.67%	434,772	415,232	May-23	Investment
	USD + 1.59%	0.00%	—	388,912	Apr-21	Investment
	USD + 1.36%	1.36%	406,722	—	Feb-24	Investment
	Fixed	1.87%	19,933	—	Oct-21	Working capital
CCB	IPCA + 0.81%	9.62%	352,349	—	Jan-48	Working capital
Perpetual Notes	USD	8.25%	2,753,980	2,631,100	Nov-40	Acquisition
Senior Notes Due 2023	USD	5.00%	575,098	569,466	Mar-23	Acquisition
Senior Notes Due 2025	USD	5.88%	3,031,852	—	Jan-25	Acquisition
Senior Notes Due 2027	USD	7.00%	4,192,561	4,379,812	Jan-27	Acquisition
Senior Notes Due 2028	USD	5.25%	2,598,017	—	Jan-28	Acquisition
Senior Notes Due 2029	Fixed 5.50%	5.50%	4,061,860	—	Sep-29	Acquisition
Senior Notes Due 2032	USD	4.20%	2,689,357	—	Jan-32	Acquisition
Prepayment	100% Libor-03 - 3.50% base 360	0.00%	—	27,129	Mar-21	Working capital
	100% Libor-03 - 1% base 360	1.12%	108,712	104,318	Nov-21	Working capital
	1,27% Base 360	1.27%	163,550	—	Jul-23	Working capital
Debentures	IPCA + 4.68%	13.55%	532,985	—	Feb-26	Investment
	IPCA + 4.50%	13.35%	1,458,025	—	Feb-29	Investment
	IPCA + 3.60%	9.96%	360,748	—	Dec-30	Working capital
	CDI + 2.65	8.96%	1,824,842	—	Aug-25	Investment
	IPCA + 6,80%	15.85%	881,506	—	Apr-30	Investment
	IPCA + 3,90%	12.70%	1,033,843	—	Oct-29	Investment
	IPCA + 4,00%	12.81%	964,192	—	Dec-35	Investment
	IPCA + 4,54%	13.40%	147,515	—	Jun-36	Investment
	IPCA + 7.48%	16.58%	339,238	299,524	Dec-22	Investment
	IPCA + 7.36%	16.45%	110,861	97,956	Dec-25	Investment
	IPCA + 5.87%	14.84%	906,431	890,658	Dec-23	Investment
	IPCA + 4.33%	13.17%	501,678	452,457	Oct-24	Investment
	IGPM + 6.10%	24.82%	354,611	298,706	May-28	Investment
	100% CDI +0.50%	6.68%	2,066,829	2,007,849	Oct-22	Investment
	CDI + 1.95%	8.22%	700,636	—	Aug-24	Investment
	IPCA + 5.12%	14.03%	473,649	—	Aug-31	Investment
	IPCA + 5.22%	14.13%	469,173	—	Aug-36	Investment
	CDI + 1.65%	7.90%	757,110	—	Aug-28	Working capital
	CDI + 2.00%	8.27%	908,966	—	Aug-31	Working capital
	IPCA + 5.75%	14.71%	358,551	—	Aug-31	Working capital
Working capital	100% CDI - 2.75%	7.85%	100,084	100,045	Jun-22	Working capital
Promissory notes	100% CDI - 3.00%	0.00%	—	601,058	Apr-21	Investment
	100% CDI - 3.40%	0.00%	—	520,116	Apr-21	Investment
			38,024,672	14,355,785
Total			43,971,514	15,427,227

Current			2,066,354	2,352,057
Non-current			41,905,160	13,075,170

The Company used the annual average rate of the CDI of 6.15% and Long-term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” of 4.88%.

51

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

Non-current borrowings are scheduled to fall due as follows:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
13 to 24 months	—	—	5,522,855	2,605,687
25 to 36 months	580,000	—	3,583,234	2,039,863
37 to 48 months	580,000	—	4,829,989	623,971
49 to 60 months	580,000	—	1,109,220	171,794
61 to 72 months	—	—	5,696,511	238,050
73 to 84 months	—	—	4,508,881	4,512,773
85 to 96 months	5,210,536	—	6,473,357	238,095
Thereafter	837,184	—	10,181,113	2,644,937
	7,787,720	—	41,905,160	13,075,170

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Brazilian reais	3,849,469	—	22,107,034	6,251,180
U.S. dollar	4,061,860	—	21,306,882	8,604,600
British pound	—	—	441,095	569,352
Euro	—	—	116,503	2,095
	7,911,329	—	43,971,514	15,427,227

All debts denominated in U.S. dollar have currency risk protection through derivative financial instruments (Note 5.10), except for perpetual notes.

Below are the movements in loans, borrowings and debentures occurred for the period ended September 30, 2021:

	Parent Company	Consolidated
At January 1, 2021	—	15,427,227
Corporate reorganization (Note 1.1)	5,982,343	26,817,519
Captation	2,000,000	9,630,222
Repayment of principal	(5,427)	(7,847,543)
Payment of interest	(262,407)	(1,355,112)
Interest, exchange rate and fair value	196,820	1,299,201
September 30, 2021	7,911,329	43,971,514

52

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

a)    Guarantees

Financing agreements with the European Investment Bank (“EIB”), intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 1.61% p.a. On September 30, 2021, the balance of bank guarantees contracted was R$79,020 (R$133,000 on December 31, 2020).

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 0.89% p.a. or by real guarantees (assets) and escrow account. On September 30, 2021, the balance of bank guarantees contracted was R$3,224,396 (R$3,687,323 on December 31, 2020).

To calculate the average rates, the annual average CDI of 3.02% (2.78% as of December 31, 2020) and TJLP of 4.61% (4.87% as of December 31, 2020) were considered on an annual basis.

b)   Available credit line

As of September 30, 2021, the Company had credit lines in banks with AA rating, which were not used, in the total amount of R$ 250,000 (R$ 250,000 on December 31, 2020) and R$ 1,190,676 (R$ 487,378 as of December 31, 2020), to Rumo SA.

The use of these credit lines is subject to certain contractual conditions.

c)    Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

53

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

Debt	Company	Triggers	Ratios
Debenture of 4th issue	Comgás S.A.	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.6	0.06
Debenture 4th to 9th issues	Comgás S.A.	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.13
BNDES	Comgás S.A.
Resolution 4,131	Comgás S.A.
Debenture 1st issue - Cosan Logística (vi)	Cosan S.A.		2.15
Senior Notes Due 2027	Cosan S.A.	Net debt proforma (iv) / EBITDA proforma (ii) | (iv) not higher than or equal to 3.5	2.08
Senior Notes Due 2029	Cosan S.A.
Senior Notes Due 2025	Rumo S.A.	Net debt (i) / EBITDA (ii) not higher than or equal to 3.0	2.42
BNDES	Rumo S.A.	EBITDA (ii) / Consolidated financial result (v) higher or equal 2.0x	8.23

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities. Net debt is a non-GAAP measure.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.
(iv)	Net debt and EBITDA pro forma, including joint venture financial information. Net debt and EBITDA pro forma are a non-GAAP measure.
(v)	The financial result of the net debt is represented by the cost of the net debt.
(vi)	This is the 1st Issuance of Debentures made by Cosan Logística S.A. and which became owned by Cosan after the corporate reorganization, as detailed in Note 1.1.

For the other loans, borrowings and debentures of the Company there are no debt financial covenants.

On September 30, 2021, the Company and its subsidiaries were in compliance with all debt financial covenants.

The terms of loans included cross-default provisions.

54

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

d)     Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 5.12.

5.7 Trade payables

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Materials and service suppliers	2,330	4,066	1,691,899	1,095,051
Natural gas/ transport and logistics suppliers	—	—	1,350,968	780,141
	2,330	4,066	3,042,867	1,875,192

 5.8 Leases

Accounting policy

At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments included in the measurement of the lease liability comprise the following:

  fixed payments, including fixed payments in essence;
  variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;
  amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and
  the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.

55

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

To determine the incremental borrowing rate, the Company:

  where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;
  uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Company, which does not have recent third-part financing; and
  makes adjustments specific to the lease, e.g. term, country, currency and security.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of warehouses, retail stores and equipment, the following factors are normally the most relevant:

  If there are significant penalties to terminate (or not extend), the group is typically reasonably certain to extend (or not terminate).
  If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).
  Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Company could replace the assets without significant cost or business disruption.

56

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

 Subsequent valuation of the lease liability is at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts that are expected to be paid according to the residual value guarantee, if the Company changes its valuation, an option will be exercised purchase, extension or termination or if there is an essentially fixed revised lease payment.

When the lease liability is remeasured in this way, an adjustment corresponding to the carrying amount of the right-of-use asset is made or is recorded in the income statement if the carrying amount of the right-of-use asset has been reduced to zero.

Consolidated
Total
At January 1, 2021	79,763
Corporate reorganization (Note 1.1)	2,950,960
Additions	94,675
Interest	270,328
Repayments of principal	(351,870)
Payments of interest	(103,104)
Monetary adjustment	134,569
Transfers between liabilities (i)	(26,302)
At September 30, 2021	3,049,019

Current	389,842
Non-current	2,659,177
3,049,019

(i)            Transfer of railroad concession payable to lease (Note 11).

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities:

57

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021

Variable lease payments not included in the measurement of lease liabilities	9,920	25,347
Expenses relating to short-term leases	7,953
Expenses relating to leases of low-value assets, excluding short-term leases	255
	18,128	51,593

Additional Information

The subsidiaries, in full compliance with the rules, in the measurement and remeasurement of its lease liabilities and the right-of-use, proceeded to discount the present value of future lease installments without considering future projected inflation in the installments to be discounted.

The incremental interest rate (nominal) used by the Rumo was determined based on the interest rates to which the subsidiaries have access, adjusted to the Brazilian market and the terms of its contracts. Rates between 10.9% and 14.2% have been used, according to the term of each contract.

In compliance with CVM Instruction Circular Official Letter 2/2019, if, in transactions where the incremental rate is used, the measurement was made at the present value of expected installments plus projected future inflation, the balances of lease liabilities, right of use, financial expense and depreciation expense for the period ended September 30, 2021, would be those presented in the “Official note” column:

	September 30, 2021
Accounts	Registered	Official note	% Variation
Lease liabilities	(2,125,473)	(2,287,061)	8%
Residual right of use	6,812,268	6,824,513	0%
Financial expense	(253,446)	(265,511)	5%
Depreciation expense	(280,462)	(285,462)	2%

The balances recorded by the subsidiaries include the Malha Central contract and the renewal of addendum Malha Paulista contract, which have an implicit rate identified so that their appreciation does not generate distortions in the liabilities and usage rights covered by the CVM Circular. As of September 30, 2021, the lease liability of these contracts was R$ 1,176,629 (R$ 983,576 on December 31, 2020).

The Rumo recorded lease liabilities at the present value of the installments due, that is, including any tax credits to which it will be entitled at the time of the lease payments. The potential PIS and COFINS credit included in liabilities on September 30, 2021, is R$ 6,154 (R$ 4,713 on December 31, 2020).

58

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

5.9 Sector financial asset and liability

The changes in net sector financial asset (liability) for the period ended September 30, 2021 were as follows:

	Sectorial assets	Sectorial liabilities	Total
January 01, 2021	241,749	(565,911)	(324,162)
Cost of gas (i)	214,405	—	214,405
Credits of taxes (ii)	—	(125,121)	(125,121)
Monetary variations (iii)	8,084	(240,368)	(232,284)
Extemporaneous credits (iv)	—	(369,296)	(369,296)
Deferral of IPG-M (v)	39,845	—	39,845
September 30, 2021	504,083	(1,300,696)	(796,613)

Current	464,238	(88,724)	375,514
Non-current	39,845	(1,211,972)	(1,172,127)

59

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

(i)	Refers to the cost of gas purchased higher than that contained in the tariffs, 100% classified in current assets, since ARSESP's resolution provides for tariff recovery on a quarterly basis for the industrial segment, which is a substantial part of the volume of gas distributed by the subsidiary.
(ii)	Credits, mainly, from the exclusion of ICMS on the basis of PIS and COFINS, which will be returned to consumers when the lawsuit is final, and which should be discussed with ARSESP regarding the mechanisms and criteria for reimbursement.
(iii)	Monetary update on the gas current account and extemporaneous credit, based on the SELIC rate
(iv)	Credit for the exclusion of ICMS from the PIS and COFINS basis, see details in note 6.
(v)	Appropriation of the IGP-M deferral, referring to June to September 2021, for the residential and commercial segments.

5.10 Derivative financial instruments

	Notional		Fair value
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Electricity derivatives
Commodity forwards (i)	3,553,078	1,354,967	64,352	(189,423)

Exchange rate derivatives
Forward agreements	1,728,930	345,144	(361,673)	(509)
Commodity forwards (ii)	—	13,422	—	(348)
	1,728,930	358,566	(361,673)	(857)
Interest rate and exchange rate risk
Swap agreements (shares) (iii)	600,619	—	309,846	—
Swap agreements (interest rate and inflation)	5,182,570	—	74,826	—
Swap agreements (interest rate)	3,019,917	1,170,861	182,958	346,488
Swap agreements (exchange and interest rate) (iv)	11,924,641	4,281,071	4,254,979	2,553,383
	20,727,747	5,451,932	4,822,609	2,899,871

Total financial instruments			4,525,288	2,709,591

Current assets			373,560	156,208
Non-current assets			5,050,773	2,971,210
Current liabilities			(756,940)	(293,656)
Non-current liabilities			(142,105)	(124,171)
Total			4,525,288	2,709,591

60

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

(i)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

(ii)	Forward contracts for fuels contracted by the subsidiary Moove, which seek to reduce possible impacts on the price fluctuation of the commodity that can affect our lubricant costs.

(iii)	The Company entered into derivative negotiations, or Total Return Swap, with commercial banks. Under the Total Return Swap, which will have financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay annual interest referenced to CDI + Spread. The contracted value of CSAN3 shares with total return swap was 39,777,112 shares and the total initial value is R$600,619. Part of these operations are guaranteed by RAIL3 shares of its subsidiary Rumo S.A.. On September 30, the mark-to-market balance, recorded in the Company's financial income line, was R$91,037.

(iv)	US dollar notional amounts are converted into reais at the exchange rate on the date of contracting. On July 22, 2021, the subsidiary TRSP contracted a SWAP with a notional of R$700,000 and a future start date of August 13, 2021 with the objective of passive indexing the exchange variation +3.20%, no longer being active in CDI +1.95%. In the period ended September 30, 2021, the derivative has a credit value of R$26,654 recorded in current liabilities.

Derivatives are only used for economic hedging purposes and not as speculative investments.

Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both hedge instruments and hedge-protected items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk. The amounts related to the items designated as hedge instruments were as following:

61

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

		Book value		Accumulated fair value adjustment
	Notional	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Exchange rate hedge

Designated items
Senior notes 2025 (Rumo Luxembourg)	(1,740,550)	(3,031,852)	—	228,090	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,598,017)	—	241,408	—
Total debt	(4,532,150)	(5,629,869)	—	469,498	—

Derivative financial instruments

Senior Swaps Notes 2025 (Rumo Luxembourg)	1,740,550	1,296,852	—	(214,207)	—
Senior Swaps Notes 2028 (Rumo Luxembourg)	2,791,600	249,858	—	(261,159)	—
Derivative total	4,532,150	1,546,710	—	(475,366)	—

Total	—	(4,083,159)	—	(5,868)	—

		Book value		Accumulated fair value adjustment
	Notional	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Interest rate hedge

Designated items
Senior Notes 2023 (Cosan Luxembourg)	(659,870)	(575,098)	(569,466)	(232,328)	(237,050)
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	575
Debenture 5th issue - single series (Comgás)	(684,501)	(906,431)	(890,658)	(15,773)	(22,040)
Debenture 9rd issue - 1rd series (Comgás)	(500,000)	(473,649)	—	(473,649)	—
Debenture 9rd issue - 2rd series (Comgás)	(500,000)	(469,173)	—	(469,173)	—
BNDES Project VIII (i)	(1,000,000)	(949,841)	—	(949,841)	—
Debenture (Rumo)	(4,122,570)	(4,013,343)	—	246,657	—
Total debt	(7,466,941)	(7,387,535)	(1,460,124)	(1,894,107)	(258,515)

Derivative financial instruments

Senior Swaps Notes 2023 (Cosan Luxembourg)	659,870	306,617	392,899	37,036	(42,532)
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	862
Debenture 5th issue - single series (Comgás)	684,501	(196,045)	211,741	(407,786)	10,731
Debenture 9rd issue - 1rd series (Comgás)	500,000	7,546	—	7,546	—
Debenture 9rd issue - 2rd series (Comgás)	500,000	11,973	—	11,973	—
BNDES Project VIII	1,000,000	26,454	—	26,454	—
Debenture (Rumo)	4,148,398	(76,971)	—	(194,830)	—
Derivative total	7,492,769	79,574	604,640	(519,607)	(30,939)

Total	25,828	(7,307,961)	(855,484)	(2,413,714)	(289,454)

(i)     The exposure of the BNDES Project VIII debt is substantially protected by the hedge contracted in July 2021, with a portion of less than 3% not being hedged and for practical purposes its segregation at amortized cost is irrelevant.

62

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

Fair value option

Certain derivative instruments have not been linked to documented hedge structures.

The Company chose to designate the protected liabilities (hedge objects) to record at fair value through the result. Considering that derivative instruments are always accounted for at fair value through income, the accounting effects are the same as those obtained through a hedging documentation:

			Book value		Accumulated fair value adjustment
		Notional	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Exchange rate
Objects
Sênior Notes 2027	USD+7.0%	(3,535,610)	(4,192,561)	(4,379,812)	506,446	(349,181)
Export credit agreement	EUR + 0.58%	(100,198)	(95,445)	—	37,805	—
Resolution 4,131 (Rumo)	USD + 2.20%	(220,000)	(310,336)	—	43,869	—
EIB 3ª Tranche	US$ + LIBOR6M + 0.54%	—	—	(30,817)	—	156
EIB 4ª Tranche	US$ + LIBOR6M + 0.61%	—	—	(57,813)	—	308
Resolution 4,131 (Comgás - 2018)	US$ + 3.67%	(268,125)	(434,772)	(415,232)	(21,613)	(24,247)
Resolution 4,131 (Comgás - 2020)	US$ + 1.59%	—	—	(388,912)	—	1,967
Resolution 4,131 (Comgás - 2021)	US$ + 1.36%	(407,250)	(406,722)	—	1,818	—
Total		(4,531,183)	(5,439,836)	(5,272,586)	568,325	(370,997)

Derivative instruments
FX and interest swap	BRL + 126.85% do CDI	3,535,610	1,984,624	2,272,648	(17,432)	1,320,629
Inflation and interest rate swaps	BRL + 107% do CDI	100,198	31,791	—	(17,893)	—
Inflation and interest rate swaps	BRL + 118% do CDI	220,000	87,721	—	(46,682)	—
EIB 3rd Tranche	BRL + 88.5% do CDI	—	—	21,176	844	24,927
EIB 4th Tranche	BRL + 81.1% do CDI	—	—	39,256	2,583	26,219
Resolution 4,131 (Comgás - 2018)	BRL + 107.9% do CDI	268,125	177,976	154,627	28,641	117,080
Resolution 4,131 (Comgás - 2020)	BRL + CDI + 2.75%	—	—	(6,214)	15,711	(12,904)
Resolution 4,131 (Comgás - 2021)	BRL + CDI + 1.25%	407,250	2,085	—	(4,029)	—
Derivative total		4,531,183	2,284,197	2,481,493	(38,257)	1,475,951

Total		—	(3,155,639)	(2,791,093)	530,068	1,104,954

63

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

			Book value		Accumulated fair value adjustment
		Notional	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Interest rate
Objects
Debenture (Rumo)	IPCA + 4,68%	(460,000)	(532,985)	—	90,247	—
Debenture (Rumo)	IPCA + 4,50%	(600,000)	(669,092)	—	57,161	—
Total		(1,060,000)	(1,202,077)	—	147,408	—

Derivative instruments
FX and interest swap	107% CDI	460,000	69,743	—	(17,608)	—
FX and interest swap	105% CDI	600,000	82,055	—	(24,942)	—
Derivative total		1,060,000	151,798	—	(42,550)	—

Total		—	(1,050,279)	—	104,858	—

64

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

5.11 Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.6) is based on their quoted market price are as follows:

	Company	September 30, 2021	December 31, 2020
Senior notes 2023	Cosan Luxembourg S.A.	100.01%	101.02%
Senior notes 2025	Rumo Luxembourg S.à r.l.	103.69%	104.96%
Senior notes 2027	Cosan Luxembourg S.A.	104.36%	108.20%
Senior notes 2028	Rumo Luxembourg S.à r.l.	105.25%	105.04%
Senior notes 2029	Cosan S.A.	105.88%	103.47%
Senior notes 2032	Rumo Luxembourg S.à r.l.	98.12%	103.47%
Perpetual notes	Cosan Overseas Limited	102.43%	102.88%

All the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		September 30, 2021	December 31, 2020	September 30, 2021		December 31, 2020
	Note			Level 1	Level 2	Level 1	Level 2
Assets
Investment funds	5.1	3,736,886	2,154,257	—	3,736,886	—	2,154,257
Marketable securities	5.2	4,006,082	2,271,570	—	4,006,082	—	2,271,570
Other financial assets	5.4	464	848,821	464	—	848,821	—
Derivate financial instruments	5.10	5,424,333	3,127,418	—	5,424,333	—	3,127,418
Total		13,167,765	8,402,066	464	13,167,301	848,821	7,553,245

Liabilities
Loans, borrowings and debentures	5.6	(19,791,730)	(6,837,028)	—	(19,791,730)	—	(6,837,028)
Consideration payable		(235,650)	(224,787)	—	(235,650)	—	(224,787)
Derivative financial instruments	5.10	(899,045)	(417,827)	—	(899,045)	—	(417,827)
Total		(20,926,425)	(7,479,642)	—	(20,926,425)	—	(7,479,642)

5.12 Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current period profit and loss information has been included where relevant to add further context.

65

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Market risk – prices	Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties and dividends.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

The Company’s risk management is predominantly controlled by a central treasury department under policies approved by the Board of Directors. The Company’s Management identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The Company may choose to formally designate new debt transactions involving hedging derivative financial instruments through swap between exchange variation and interest rates, as measured at fair value. The fair value option is intended to eliminate or reduce any inconsistency in measurement or recognition of certain liabilities, which would otherwise arise. Thus, both the swaps and the respective debts are measured at fair value and this option is irrevocable and should be made only upon initial recording (“inception”) of the operation.

66

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)    Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

At September 30, 2021 and December 31, 2020, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollar (U.S.$.) and Euro:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	3,722,694	143,676
Trade receivables	73,578	17,502
Trade payables	(7,106)	(174,178)
Loans, borrowings and debentures	(18,909,753)	(8,007,493)
Leases	(107,767)	—
Contingent consideration	(235,650)	(224,787)
Derivative financial instruments (notional)	19,277,697	5,453,252
Foreign exchange exposure, net	3,813,693	(2,792,028)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.

67

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

A reasonably possible strengthening (weakening) of the Brazilian reais to U.S. dollar and Euro as of September 30, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rate used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	239,949	1,230,609	2,221,270	(750,712)	(1,741,373)
Trade receivables	Currency fluctuation	65,062	84,637	104,210	45,488	25,914
Trade payables	Currency fluctuation	(7,523)	(9,414)	(11,305)	(5,633)	(3,742)
Derivative financial instruments	Currency fluctuation	3,557,261	4,770,689	8,765,732	(3,219,397)	(7,214,439)
Loans, borrowings and debentures	Currency fluctuation	(1,217,337)	(6,249,109)	(11,280,882)	3,814,435	8,846,208
Leases	Currency fluctuation	(6,946)	(35,624)	(64,303)	21,732	50,410
Consideration payable	Currency fluctuation	250,840	313,550	376,260	188,130	125,420
Impacts on profit or loss		2,881,306	105,337	110,983	94,044	88,397

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
	September 30, 2021	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	5.4394	5.7900	7.2375	8.6850	4.3425	2.8950
Euro	6.2983	6.6222	8.2778	9.9333	4.9667	3.3111
GBP	7.3274	8.0076	10.0095	12.0114	6.0057	4.0038

68

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

  Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with their borrowings and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	966,685	1,208,177	1,450,028	725,014	483,343
Marketable securities	330,706	413,383	496,059	248,030	165,353
Restricted cash	2,738	3,422	4,107	2,053	1,369
Lease and concession in installments	(99,065)	(123,832)	(148,598)	(74,299)	(49,533)
Leases	(435,128)	(435,148)	(435,169)	(435,107)	(435,087)
Derivative financial instruments	2,314,741	(1,063,274)	(1,671,081)	349,077	1,177,971
Loans, borrowings and debentures	(2,080,240)	(2,471,529)	(2,860,285)	(1,694,017)	(1,305,262)
Other financial liabilities	(57,753)	(70,198)	(82,644)	(45,307)	(32,862)
Impacts on profit or loss	942,684	(2,538,999)	(3,247,583)	(924,556)	5,292

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	-25%	-50%
SELIC	8.48%	10.60%	12.73%	6.36%	4.24%
CDI	8.48%	10.60%	12.73%	6.36%	4.24%
TJLP462 (TJLP + 1% p.a.)	6.70%	8.13%	9.55%	5.28%	3.85%
TJLP	5.70%	7.13%	8.55%	4.28%	2.85%
IPCA	5.27%	6.58%	7.90%	3.95%	2.63%
IGPM	4.68%	5.85%	7.03%	3.51%	2.34%
Libor	0.41%	0.51%	0.62%	0.31%	0.21%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%

69

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

  Price risk

  Financial position and unrealized gains (loss) on electricity trading operations, net

Electricity trading operations are carried out in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of open contracts at the reporting date.

This fair value is estimated, to a large extent, in the price quotations used in the active over-the-counter market, to the extent that such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in the operations of purchase and sale and market prices projected by specialized entities, in the period of availability of this information, which may not be confirmed in the future.

Statement of financial position balances referring to outstanding energy trading operations are as follows:

			September 30, 2021			December 31, 2020
	Assets	Liabilities	Net loss	Assets	Liabilities	Net loss
Trading operations	191,935	(553,608)	(361,673)	96,595	(286,018)	(189,423)

The main risk factor that impacts the pricing of energy trading operations is the exposure to market energy prices. The scenarios for sensitivity analysis considering this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves as of September 30, 2021, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized loss on trading operations	(361,673)	(359,284)	(355,286)	(367,089)	(370,958)

The projection of settlement of positions, at nominal value, follows the schedule below:

	2021	2022	2023	Above 2023
Positions to be settled	(122,197)	(239,526)	(13,282)	13,332

70

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

b)    Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third-party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	15,628,197	4,614,053
Trade receivables	2,771,604	1,604,839
Marketable securities	4,006,082	2,271,570
Restricted cash	62,274	—
Derivative financial instruments	5,424,333	3,127,418
Receivables from related parties	348,198	271,766
Dividends receivable and interest on equity receivables	897,711	77,561
Other financial assets	464	68,838
	29,138,863	12,036,045

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	September 30, 2021	December 31, 2020
AAA	22,648,434	8,997,661
AA	2,449,061	1,015,380
BBB	23,391	—
	25,120,886	10,013,041

71

Notes to the interim financial statements
(In thousands of Brazilian Reais - R$)

c)      Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	September 30, 2021					December 31, 2020
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,373,965)	(7,238,749)	(15,254,428)	(27,688,835)	(53,555,977)	(20,543,616)
Trade payables	(3,042,867)	—	—	—	(3,042,867)	(1,875,192)
Other financial liabilities	(709,611)	—	—	—	(709,611)	(149,293)
Tax installments - REFIS	(52,623)	(3,453)	(1,395)	(142,532)	(200,003)	(193,353)
Leases	(389,917)	(394,001)	(1,100,157)	(13,394,828)	(15,278,903)	(107,451)
Lease and concession instalments	(186,175)	(189,062)	(374,747)	(371,732)	(1,121,716)	—
Payables to related parties	(260,799)	—	—	—	(260,799)	(150,484)
Dividends payable	(9,170)	—	—	—	(9,170)	(16,301)
Derivative financial instruments	(565,292)	129,360	1,049,863	5,301,532	5,915,463	4,087,083
	(8,590,419)	(7,695,905)	(15,680,864)	(36,296,395)	(68,263,583)	(18,948,607)

6 Other tax receivables

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
COFINS - Revenue tax (iii)	27,793	26,952	1,318,227	322,500
ICMS - State VAT (i)	10	—	869,304	159,299
ICMS CIAP - State VAT (ii)	—	—	110,092	17,763
PIS - Revenue tax (iii)	1,968	2,785	319,413	20,071
Credit installment	42,609	42,138	42,609	42,138
Other	2,752	1,165	137,365	39,933
	75,132	73,040	2,797,010	601,704

Current	32,523	35,507	825,712	434,480
Non-current	42,609	37,533	1,971,298	167,224

72

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)        ICMS credit related to the purchase of inputs and diesel used in rail transportation, whose balance was added to the consolidated due to the corporate reorganization, note 1.1.

(ii)       ICMS credit arising from acquisitions of property, plant and equipment, whose balance was added to the consolidated due to the corporate reorganization, note 1.1.

(iii)     On March 15, 2017, the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or “STF.” granted Extraordinary Appeal No. 574,706 against a decision that required the inclusion of the tax on the circulation of goods and transportation and communication services, “ICMS,” in the calculation of participation program (Programa de Integração Social), or “PIS,” and social contribution for social security financing (Contribuição para o Financiamento da Seguridade Social), or “COFINS”. In 2018, the Company had already recognized credits related to periods after March 2017, based on the decision rendered on that date by the STF, in Extraordinary Appeal No. 574,706. In addition, the amounts related to the prior periods for the group companies with favorable final decisions for the referred subject.

On May 13, 2021, the STF decided that ICMS highlighted in the invoice can be excluded from PIS and COFINS calculation basis and that such decision is valid as per March 15, 2017, except for the legal and administrative actions filed up to that date.

Comgás, since its original claim dates from 2013, in accordance with the legal form of the modulation of the effects, the right to recover the undue amount until 2008 was safeguarded. In this way, all relevant circumstances and, up to then, pending on the subject were overcome and, therefore, from the point of view of IAS 37 / CPC 25, the amounts related to the claim were no longer classified as contingent assets, since their existence were confirmed and their realization is practically certain. Therefore, the Company recorded, on September 30, 2021, the amount of R$ 961,505 (R$ 573,462 of principal and R$ 388,043 of interest), related to PIS and COFINS credits in its non-current assets, which includes monetary restatement at the SELIC rate. The total amount is supported by Management based on calculations and supporting documentation, in order to substantiate the accuracy of the calculations. The subsidiary still considers it uncertain whether a portion of the credits recognized on September 30, 2021 may eventually be considered as a component of the tariff adjustment within the scope of the economic and financial balance of the concession contract. Therefore, of the total amount of credits recognized on September 30, 2021, the Comgás provisioned the amount of R$ 609,664 (R$ 369,296 of principal and R$ 240,368 of interest), equivalent to the uncertain portion, in its sectoral liabilities, in non-current liabilities.

73

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

7 Inventories

	Consolidated
	September 30, 2021	December 31, 2020
Finished goods	821,263	545,529
Spare parts and accessories (i)	243,190	—
Raw material	126,279	118,319
Warehouse and other	24,594	22,052
	1,215,326	685,900

(i)         With the corporate reorganization (note 1.1), the merged balances are now presented.

The balances are presented net of the provision for obsolete inventories in the amount of R$ 30,368 on September 30, 2021 (R$ 17,449 on December 31, 2020).

74

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

8 Investments in associates

8.1 Investments in subsidiaries and associates

Cosan’s subsidiaries and associates are listed below:

	September 30, 2021	December 31, 2020
Directly owned subsidiaries
Compass Gás e Energia (i)	91.06%	99.01%
Cosan Lubes Investments Limited (CLI)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda	100.00%	—
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Cosan Limited Partners Brasil Consultoria Ltda (iii)	96.36%	—
Sinlog Tecnologia em Logística S.A. (iii)	72.25%	—
Rumo S.A.	30.35%	2.16%
Cosan Logística S.A.	—	0.10%

Interest of Compass Gás e Energia in its subsidiaries
Companhia de Gás de São Paulo - Comgás	99.15%	99.15%
Compass Comercialização S.A.	100.00%	100.00%
Compass Geração Ltda	—	100.00%
Compass Energia Ltda	100.00%	100.00%
Terminal de Regaseificação de São Paulo - TRSP	100.00%	100.00%
Rota 4 Participações S.A.	100.00%	100.00%
Edge II - Empresa de Geração de Energia	100.00%	—

Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessex Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS - TTA (iv)	100.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
Lubrigrupo II - Comércio e Distribuição de Lubrificantes S.A.	100.00%	100.00%
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%

75

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Cosan US, Inc	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%

Interest of Rumo S.A. Investments Limited in its subsidiaries (iii)
Elevações Portuárias S.A.	100.00%	—
Rumo Intermodal S.A.	100.00%	—
Rumo Malha Central S.A.	100.00%	—
Boswells S.A.	100.00%	—
Rumo Malha Sul S.A.	100.00%	—
Rumo Luxembourg Sarl	100.00%	—
Rumo Malha Paulista S.A.	100.00%	—
ALL Armazéns Gerais Ltda.	100.00%	—
Rumo Malha Oeste S.A.	100.00%	—
ALL Argentina S.A.	100.00%	—
Portofer Ltda	100.00%	—
Servicios de Inversión Logística Integrales S.A.	100.00%	—
Paranaguá S.A.	99.90%	—
Rumo Malha Norte S.A.	99.74%	—
Brado Participações S.A. (v)	77.65%	—
ALL Central S.A.	73.55%	—
ALL Mesopotâmica S.A	70.56%	—
Logispot Armazéns Gerais S.A.	51.00%	—
Terminal São Simão S.A.	51.00%	—

(i)

The subsidiary Compass Gás e Energia, as described in note 1.2.5, entered into Investment Agreements that resulted in the dilution of the Company's interest. Until September 30, 2021, contributions were made to Compass in the amount of R$1,620,015.

The agreement signed with Atmos has a clause that grants the option to sell the shares detailed in the agreement, being insured by the Company, which will need to supplement the price charged by Atmos if it is lower than the base price determined in the agreement. The price supplement provision will be calculated by the difference between the price of the share sold and the base price. On September 30, 2021, no provision was recognized, as the subsidiary's valuation exceeds the base price determined in the contract. This assessment will be carried out quarterly and, if necessary, a provision will be recognized.

(ii)

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Despite presenting on September 30, 2021 a combined investment amount with an unsecured liability of R$ 333,760, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

76

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(iii)	Movement of equity interest resulting from the corporate reorganization as specified in note 1.1.

(iv)

On June 1, 2021, TTA Holding notified Moove Lubricants Limited of its intention to exercise its Put Option (as defined in the Shareholders' Agreement), in connection with its right to demand purchase by Moove Lubricants Limited of the remaining 2,630 common shares currently held by TTA Holding. On August 19, 2021, they signed a partial termination of the 2018 shareholder agreement, in which Moove UK acquired 7,891 shares of TTA, purchasing them from TTA Holding. On August 20, 2021 the amount of R$32,030 was paid for the 2,630 shares.

(v)

During the quarter ended September 30, 2021, the subsidiary Rumo S.A. definitively ended the arbitration proceeding with the non-controlling shareholders of Brado Logística e Participações SA (Logística Brasil – Fundo de Investimento e Participações, Dimitrio Markakis and Deminvest Empreendimentos e Participações), acquiring for R$388,739, 2,000,000 shares which represents 15.42% of the capital stock, raising the Company's participation to 77.65%.

77

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Set out below are investments in subsidiaries and associates as of September 30, 2021, which are material to the Company:

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	690,193,753	628,487,691	91.06%	91.06%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Investimentos e Participações S.A.	3,778,868,643	3,778,868,643	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.(i)	1,266,986	387,698	51.00%	2.51%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	51.00%	2.51%
Terras da Ponte Alta S.A.	16,066,329	4,916,297	51.00%	2.51%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	51.00%	2.51%
Nova Amaralina S.A.	30,603,159	9,364,568	51.00%	2.51%
Paineira Propriedade Agrícolas S.A.	132,667,061	40,596,128	51.00%	2.51%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	51.00%	2.51%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	207,712,545	105,461,644	50.77%	5.00%
Cosan Lubes Investment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	71,527,201	53,646,401	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%
Sinlog Tecnologia em Logística S.A.	86,370	62,403	72.25%	72.25%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.35%
Cosan Limited Partners Brasil Consultoria Ltda	110,000	106,000	96.36%	96.36%

(i)

The management of Radar Propriedades Agrícolas S.A. (“Radar”) carried out a corporate reorganization on April 30, 2021 in order to optimize the operational management and risk management of its assets. The transaction resulted in a partial spin-off of Radar, so that its operating assets and liabilities were partially spun off and transferred to new entities created under the same corporate structure as Cosan S.A., Mansilla and Radar II Propriedades Agrícolas S.A. (“Radar II”) and in the same shareholding participations Radar's corporate investments were also spun off, these assets being merged by the spun-off entities Nova Agrícola Ponta Alta S.A. (“Nova Agrícola Ponta Alta”), Nova Amaralina S.A. Properties Agrícolas (“Nova Amaralina”) , Nova Santa Bárbara Agrícola S.A. (“Nova Santa Bárbara”) and Terras da Ponte Alta S.A. (“Terras da Ponte Alta”), resulting in a reclassification of the Company's investments in the amount of R$41,319, shown in the table below. The corporate reorganization took place so that there was no change in the economic participation of the shareholders in these investments.

78

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Merged assets, net (note 1.1)	Other	At September 30, 2021
Rumo S.A.	—	127,391	(92,596)	3,448	—	—	4,585,932	(7,795)	4,616,380
Cosan Global	132,896	1,163	—	—	—	—	—	—	134,059
Compass Gás e Energia	3,288,317	1,371,660	1,045,126	(26,236)	(198,020)	95,000	—	(83)	5,575,764
Cosan Investimentos e Participações S.A.	5,836,793	4,243,918	—	(665,887)	(1,026,072)	—	—	—	8,388,752
Atlântico Participações Ltda	—	—	—	—	—	87,935	—	—	87,935
Cosan Limited Partners Brasil Consultoria Ltda	—	(163)	166	—	—	100	430	—	533
Sinlog Tecnologia em Logística S.A.	—	(6,459)	4,964	—	—	12,757	9,372	—	20,634
Cosan Lubes Investment	1,364,608	165,151	—	22,833	—	—	—	—	1,552,592
Payly Soluções de Pagamentos S.A.	9,071	(3,169)	—	—	—	5,250	—	—	11,152
Radar II Propriedades Agrícolas S.A.	33,209	1,695	—	75	(189)	—	—	—	34,790
Radar Propriedades Agrícolas S.A.	62,391	3,939	—	386	(352)	—	—	(41,319)	25,045
Tellus Brasil Participações S.A.	105,662	9,527	—	—	(2,805)	—	—	—	112,384
Pasadena Empreendimentos e Participações S.A.	473	(163)	—	—	—	200	—	—	510
Janus Brasil Participações S.A.	130,900	5,036	—	—	(450)	—	—	—	135,486
Other	62,260	3,552	—	2,485	—	—	—	41,319	109,616
Total investments in associates	11,026,580	5,923,078	957,660	(662,896)	(1,227,888)	201,242	4,595,734	(7,878)	20,805,632

Cosan Luxemburg S.A.	(458,852)	125,092	—	—	—	—	—	—	(333,760)
Total provision for uncovered liability of associates	(458,852)	125,092	—	—	—	—	—	—	(333,760)

Total	10,567,728	6,048,170	957,660	(662,896)	(1,227,888)	201,242	4,595,734	(7,878)	20,471,872

(i)         The Company has been making contributions to the subsidiary Atlântico to financially support the acquisitions described in Note 1.2.7.

79

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)      Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,266,986	387,698	51.00%	2.51%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	51.00%	2.51%
Terras da Ponte Alta S.A.	16,066,329	4,916,297	51.00%	2.51%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	51.00%	2.51%
Nova Amaralina S.A.	30,603,159	9,364,568	51.00%	2.51%
Paineira Propriedade Agrícolas S.A.	132,667,061	40,596,128	51.00%	2.51%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	51.00%	2.51%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

(i)

The Company has no significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, although it does not consolidate due to the shareholders' agreement that inhibits its decision making.

	At January 1, 2021	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Merged assets, net (note 1.1)	Other	At September 30, 2021
Tellus Brasil Participações S.A.	105,665	9,527	—	(2,805)	—	—	112,387
Janus Brasil Participações S.A.	130,901	5,036	—	(450)	—	—	135,487
Radar Propriedades Agrícolas S.A	62,372	3,939	386	(352)	—	(41,319)	25,026
Radar II Propriedades Agrícolas S.A	33,205	1,695	75	(189)	—	—	34,786
Rhall Terminais Ltda.	—	1,108	—	—	3,597	—	4,705
Termag - Terminal Marítimo de Guarujá S.A.	—	1,262	—	—	3,632	—	4,894
TGG - Terminal de Granéis do Guarujá S.A.	—	3,308	—	(3,144)	16,739	—	16,903
Terminal XXXIX S.A.	—	4,879	—	—	25,985	—	30,864
Other	1,562	1,642	—	(112)	—	41,319	44,411
	333,705	32,396	461	(7,052)	49,953	—	409,463

80

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

8.2 Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	690,193,753	61,706,062	8.94%
Comgás	132,520,587	1,139,210	0.86%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	44,861,170	11,215,293	25.00%
Rumo S.A.	1,854,158,791	1,291,629,301	69.65%
Cosan Limited Partners Brasil Consultoria Ltda	110,000	4,000	3.64%
Sinlog Tecnologia em Logística S.A.	86,370	23,967	27.75%
TTA – SAS Techniques et Technologie Appliquées (i)	10,521	-	0.00%

(i)        Acquisition of non-controlling interests, as described in Note 8.1, item (iv).

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Merged assets, net (note 1.1)	Other	At September 30, 2021
Comgás	24,729	14,158	—	—	(1,290)	—	—	(195)	37,402
Compass Gás e Energia (i)	32,880	36,348	(1,121,589)	—	(17,888)	1,620,015	—	(2,327)	547,439
Rumo S.A.	—	295,588	(318,323)	(297)	(5,718)	—	10,831,204	12,693	10,815,147
Sinlog Tecnologia em Logística S.A.	—	(2,163)	4,904	—	—	541	4,643	—	7,925
Cosan Limited Partners Brasil	—	(102)	(165)	—	—	—	287	—	20
Cosan Lubes	582,283	70,783	—	9,786	—	—	—	—	662,852
TTA	15,834	2,001	(16,822)	(1,013)	—	—	—	—	—
Payly	2,423	(1,057)	—	—	—	1,750	—	—	3,116
	658,149	415,556	(1,451,995)	8,476	(24,896)	1,622,306	10,836,134	10,171	12,073,901

(i)          Sales of interest, as described in Note  8.1, item (i).

81

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

9  Investment in joint venture

Changes to investment in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by Cosan	4,557,597,117
Cosan ownership interest	44.02%

At January 1, 2021 (i)	7,988,208
Interest in earnings of joint ventures (ii)	4,001,118
Other comprehensive (losses) income	(662,176)
Interest on capital (iii)	(122,480)
Other	(3,711)
Dividends (iii)	(1,039,475)
At September 30, 2021	10,161,484

(i)	Corporate restructuring see Note 1.2.2.
(ii)

As disclosed in Notes 1.2.1 and 1.2.4, the conclusion of Raízen's IPO and the acquisition of Biosev resulted in two capitalizations in Raízen's equity of R$6,599,987 and R$2,423,944, respectively. Such capitalizations resulted in a dilution of Cosan S.A.'s interest in Raízen without the loss of shared control, keeping the investment classified as a joint venture. This transaction is not a transaction between shareholders and, therefore, all resulting gains and losses were recognized in income for the period, as shown below:

Reduction on previously held interest	(896,817)
Subscribed cash interest at the IPO	2,929,872
Exercise of subscription bonus - Hédera	1,077,097
Other comprehensive income *	(82,243)
Gain on dilution	3,027,909
Profit for the period	973,209
Interest in earnings	4,001,118

  * Reclassification as part of the partial disposal.

(iii)         Proposed amount in the period, of which R$325,000 were paid.

According to the terms of the joint venture, the Company is responsible for certain legal proceedings that existed before the formation of Raizen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and Refinancing Program recorded in “Other taxes payable”. In addition, Cosan granted Raizen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on September 30, 2021.

The statement of financial position and statement of profit or loss of the joint venture are disclosed in Note 4 – Segment information.

As of September 30, 2021, the Company was in compliance with the covenants of the contracts that govern the respective joint venture.

82

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment, intangible assets, goodwill and contract asset

10.1 Property, plant and equipment

a)             Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i) | (iii)	Permanent easement (iii)	Construction in progress	Other	Total	Total
Cost
At December 31, 2020	262,442	289,852	—	—	53,423	135,851	741,568	81,529
Corporate reorganization (Note 1.1)	1,357,217	1,152,944	6,720,454	7,530,328	3,146,532	374,622	20,282,097	4,073
Additions	265	4,629	3,418	5,528	2,219,802	1,959	2,235,601	(3,059)
Disposals	(49)	(3,186)	(38,587)	—	—	(6,273)	(48,095)	(67)
Transfers (ii)	464,277	334,831	808,443	758,393	(2,292,621)	7,530	80,853	(9)
Effect of exchange rate fluctuations	3,216	4,143	—	—	8	1,895	9,262	—
At September 30, 2021	2,087,368	1,783,213	7,493,728	8,294,249	3,127,144	515,584	23,301,286	82,467

Depreciation
At December 31, 2020	(101,956)	(162,437)	—	—	—	(60,179)	(324,572)	(20,070)
Corporate reorganization (Note 1.1)	(415,398)	(579,129)	(2,561,600)	(2,647,648)	(13,379)	(27,699)	(6,244,853)	(1,349)
Additions	(57,145)	(102,414)	(307,905)	(332,169)	—	(19,750)	(819,383)	(5,609)
Disposals	(5)	3,119	33,666	—	—	5,973	42,753	5
Transfers (ii)	(25,936)	(8,882)	60,621	17,300	—	(157)	42,946	—
Effect of exchange rate fluctuations	(1,363)	(2,275)	—	—	—	(900)	(4,538)	—
At September 30, 2021	(601,803)	(852,018)	(2,775,218)	(2,962,517)	(13,379)	(102,712)	(7,307,647)	(27,023)

At December 31, 2020	160,486	127,415	—	—	53,423	75,672	416,996	61,459
At September 30, 2021	1,485,565	931,195	4,718,510	5,331,732	3,113,765	412,872	15,993,639	55,444

(i)	On September 30, 2021, wagons and locomotives in the amount of R$ 745,203 were pledged to guarantee bank loans (Note 5.6).
(ii)	They are substantially transferring from property, plant and equipment under construction as a result of the capitalization of said assets.
(iii)	Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, for railcars from 2.9% to 6%, locomotives from 3.3% to 8% and permanent easement from 3% to 4%.

b)            Capitalization of borrowing costs

During the period ended September 30, 2021, R$82,165 (R$19,092 as of September 30, 2020) were capitalized.

83

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10.2 Intangible assets and goodwill

Accounting policy

a)      Rumo’s concession rights

Rumo’s concession rights generated in the business combination of Rumo Malha Norte was fully allocated to the Rumo Malha Norte concession and amortized on a straight-line basis.

	Consolidated							Parent Company
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total	Total
Cost
At December 31, 2020	977,307	10,758,762	—	63,408	1,029,212	311,562	13,140,251	15,462
Corporate reorganization (Note 1.1)	111,413	8,017,957	343,348	—	—	235,724	8,708,442	—
Additions	24,696	765	—	—	120,696	1,700	147,857	84
Disposals (ii)	—	(165,264)	—	—	(44)	—	(165,308)	—
Transfers (i)	—	870,252	—	—	395,065	(42,346)	1,222,971	9
Effect of exchange rate fluctuations	11,068	—	—	1,729	14,678	(1,346)	26,129	—
At September 30, 2021	1,124,484	19,482,472	343,348	65,137	1,559,607	505,294	23,080,342	15,555

Amortization:
At December 31, 2020	—	(2,333,680)	—	(9,201)	(509,297)	(242,777)	(3,094,955)	(13,271)
Corporate reorganization (Note 1.1)	—	(1,144,572)	(157,411)	—	—	(164,684)	(1,466,667)	—
Additions	—	(417,112)	(6,917)	—	(84,964)	(27,219)	(536,212)	(566)
Disposals (ii)	—	150,574	—	—	114	—	150,688	—
Transfers	—	(37,038)	—	—	(395,202)	30,172	(402,068)	—
Effect of exchange rate fluctuations	—	—	—	—	(3,240)	(1,755)	(4,995)	—
At September 30, 2021	—	(3,781,828)	(164,328)	(9,201)	(992,589)	(406,263)	(5,354,209)	(13,837)

At December 31, 2020	977,307	8,425,082	—	54,207	519,915	68,785	10,045,296	2,191
At September 30, 2021	1,124,484	15,700,644	179,020	55,936	567,018	99,031	17,726,133	1,718

(i)           Contract asset transfers, the amount also includes a portion of the intangible asset that was reclassified to the financial asset.

(ii)          Includes the amount of R$ 142,316 related to the write-off of fully depreciated assets.

84

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)           Capitalization of borrowing costs

Capitalized borrowing costs for the period ended September 30, 2021, R$25,716 was capitalized at an average rate of 7.63% p.a. (R$ 26,661 at an average rate of 5.26% p.a. at September 30, 2020).

b)           Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	September 30, 2021	December 31, 2020
Comgás (i)	During the term of the concession and extension	8,893,319	8,425,082
Rumo(ii)		6,807,325	—
		15,700,644	8,425,082

Operating license for port terminal	3.70%	179,020	—
		179,020	—
Trademarks
Comma	Undefined	55,936	54,207
		55,936	54,207
Customers relationship
Comgás	20.00%	266,461	210,038
Moove	8.70%	299,047	309,877
Other	20.00%	1,510	—
		567,018	519,915
Other
Software license	20.00%	19,239	18,478
Other		79,792	50,307
		99,031	68,785

Total		16,601,649	9,067,989

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.

(ii)	Refers to the railroad concession right agreement of Rumo.

85

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10.3 Contract asset

	Comgás	Moove	Total
Cost:
At January 1, 2021	686,690	9,248	695,938
Additions	669,761	35,656	705,417
Disposals	—	(18,918)	(18,918)
Transfers to intangible assets (i)	(826,986)	—	(826,986)
At September 30, 2021	529,465	25,986	555,451

(i)                    The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

10.4 Right-of-use

Accounting policy:

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Right-of-use assets are measured at cost comprising the following:

  the amount of the initial measurement of lease liability;
  any lease payments made at or before the commencement date less any lease incentives received;
  any initial direct costs; and
  restoration costs.

86

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated							Parent Company
	Land, buildings and improvements (i)	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total	Total
Cost:
At December 31, 2020	94,971	15,810	—	—	—	—	110,781	31,654
Corporate reorganization (Note 1.1)	282,565	31,857	937,268	87,028	13,925	7,440,652	8,793,295	11,561
Additions	26,464	46,238	44	—	15,219	15,109	103,074	6,314
Contractual adjustments	35,239	16,104	120	—	38	139,586	191,087	—
Disposals	(12,139)	(2,788)	—	—	—	—	(14,927)	—
Transfers	(230,004)	—	—	—	—	—	(230,004)	—
Currency translation adjustments	826	1,667	—	—	(99)	—	2,394	—
At September 30, 2021	197,922	108,888	937,432	87,028	29,083	7,595,347	8,955,700	49,529

Amortization:
At December 31, 2020	(19,106)	(7,451)	—	—	—	—	(26,557)	(6,845)
Corporate reorganization (Note 1.1)	(100,177)	(6,759)	(362,498)	(13,252)	(13,618)	(478,741)	(975,045)	(3,131)
Additions	(19,790)	(11,001)	(28,294)	(2,595)	(1,327)	(207,143)	(270,150)	(3,901)
Transfers	80,459	—	—	—	—	—	80,459	—
Disposals	(2,051)	2,229	—	—	—	—	178	—
Currency translation adjustments	(110)	(995)	—	—	40	—	(1,065)	—
At September 30, 2021	(60,775)	(23,977)	(390,792)	(15,847)	(14,905)	(685,884)	(1,192,180)	(13,877)
				—
At December 31, 2020	75,865	8,359	—	—	—	—	84,224	24,809
At September 30, 2021	137,147	84,911	546,640	71,181	14,178	6,909,463	7,763,520	35,652

(i)   On June 16, 2021, the subsidiary Rumo exercised a purchase option on the Rondonópolis Railway Terminal in the amount of R$184,100 (historical cost), which is being leased to the subsidiary Rumo Malha Norte S.A.

11  Concessions payable and commitments

Accounting policy:

Rumo recognizes lease installments included in disputes with the grantor. The initial registration takes place at the amount of the installment at maturity, by transferring the “Leases” account. Subsequently, the values are corrected by Selic.

The concessions right is initially recognized with an intangible at cost (see Note 10.2), with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

87

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

September 30, 2021
Court discussion:
Rumo Malha Paulista S.A.	107,224
Rumo Malha Oeste S.A.	1,699,947
1,807,171

Railroad concession:
Rumo Malha Paulista S.A.	1,074,215
1,074,215

Payables:
Rumo Malha Sul S.A.	86,205
Rumo Malha Paulista S.A.	20,825
107,030

Total	2,988,416

Current	160,496
Non-current	2,827,920

Court Discussion:

Rumo Malha Oeste also pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, configuring changes in the regulatory scenario and conditions established in the Privatization Notice - in addition, the growth forecasts that defined the business value did not materialize. The lawsuit is pending before the Federal Regional Court of the second Region. The amount referring to the Company’s overdue installments was guaranteed by the acquisition of public debt securities (Letras Financeiras do Tesouro) or “LFT.” In March 2008, the Company obtained authorization to replace the guarantee with bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guarantee insurance was granted. An appeal judgment is pending before the Federal Regional Court (Tribunal Regional Federal), or “TRF.”

88

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Management, supported by the opinion of its lawyers, assessed the chances of success as probable, but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the Company, and because the amount is still pending.

On July 21, 2020, the Company filed with the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” a request to qualify for a new bidding process to third parties of the object of the Concession Contract signed between Rumo Malha Oeste and the Brazilian government, through the Ministry of Transport (“Re-bidding Process”), according to Federal Law No. 13,448 of June 5, 2017, and regulated by Decree No. 9,957 of August 7, 2019.

On May 19, 2021, the subsidiary Rumo signed with the ANTT, the second amendment to the Concession Contract of Rumo Malha Oeste S.A., with the purpose of establishing the obligations related to the re-bidding, under the terms of the qualification of the undertaking approved by Decree No. 10.633, of February 18, 2021. After conducting technical analyses, ANTT established the conditions for the provision of services by the concessionaire during the term of the amendment, observing the guarantee of the continuity and safety of the rail transport service, until a new bidding process is held. The term of validity of this amendment will be 24 (twenty-four) months, counted from the publication of Decree No. 10.633, of February 18, 2021, subject to extension.

Judicial deposits concerning the above claims totaled R$ 22,119.

Railroad concession payable

As a condition for entering into the renewal amendment for Rumo Malha Paulista, there was a need for the Company to resolve the dispute involving the economic and financial rebalancing of the original contract. To this end, an agreement was signed between Rumo Malha Paulista, Brazilian government and ANTT, in which it was agreed: i) a credit in favor of the Company related to labor liens paid up to 2005; ii) the conversion of existing judicial deposits in favor of the Union; iii) an uncontroversial balance in favor of the Federal Government, divided into eight annual installments adjusted by Selic; iv) a portion of liabilities to be offset against potential credits in favor of the Company, these credits, subject to the assessment to be carried out by a working group involving the parties..

89

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The effects of the offsetting of balances were updated up to the registration date and resulted in a reversal of R$479,563 (R$348,319 in other expenses and R$131,243 in the financial result). As a result of the agreement, suspensions of the proceedings for return lawsuits filed by Rumo against the Brazilian government were required to determine labor claims that were not part of the agreement (from 2005) and which will be the subject of an investigation to be carried out by working group involving the parties. In parallel, the parties will submit a request for judicial approval of the agreement in the records of the economic and financial rebalancing action of the contract.

Leases and grants under IFRS16 (Note 5.8)

September 30, 2021
Leases:
Rumo Malha Sul S.A.	553,412
Rumo Malha Paulista S.A.	444,593
Rumo Malha Oeste S.A.	224,627
Elevações Portuárias S.A.	97,611
Portofer Ltda.	14,705
1,334,948

Grants:
Rumo Malha Paulista S.A.	575,332
Malha Central S.A.	599,090
1,174,422

Total	2,509,370

Current	268,250
Non-current	2,241,120

90

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Commitments

The sub-concession contracts to which the Rumo, through its subsidiaries, is a party, often include commitments to execute investments with certain characteristics during the term of the contract. We can highlight: (i) The renewal addendum to the concession of Rumo Malha Paulista, which foresees the execution long with the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 comprise the obligations, whose physical execution was 15% and (ii) The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of September 30, 2021, the physical execution of the obligation book projects was 71%.

The port elevation concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated in the amount of R$340,000. As of September 30, 2021, the subsidiary had made investments at a cost of R$270,629.
12  Other taxes payable

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Tax amnesty and refinancing program	193,464	193,352	200,003	199,587
ICMS – State VAT	—	—	266,836	182,227
COFINS – Revenue tax	35,299	44,428	52,761	62,801
PIS – Revenue tax	11,264	12,581	13,252	16,264
INSS – Social security	17,586	15,085	25,790	19,026
Withholding income tax	—	—	5,784	5,915
Other	1,180	1,155	40,585	28,151
	258,793	266,601	605,011	513,971

Current	117,952	125,368	458,553	367,076
Non-current	140,841	141,233	146,458	146,895
	258,793	266,601	605,011	513,971

91

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

13   Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	Parent Company
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Profit before taxes	3,231,104	4,762,826	210,952	(26,462)
Income tax and social contribution nominal rate (34%)	(1,098,575)	(1,619,361)	(71,724)	8,997

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	1,347,885	1,933,061	163,840	241,325
Differences in tax rates on earnings (losses) of overseas companies	—	(5,382)	(61)	(63)
Share-based payment transactions	560	487	1,974	9,567
Other (i)	(216,293)	(225,786)	(1,142)	(1,660)
Income tax and social contribution (current and deferred)	33,577	83,019	92,887	258,166

Effective rate - %	(1.04%)	(1.74%)	(44.03%)	975.61%

(i)      In the quarter, we reversed deferred IRPJ and CSLL in the amount of R$284,738, on put option interest in the investment transaction, which involved Cosan Investimentos e Participações and the banks, as a result of its liquidation.

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Profit before taxes	3,440,716	5,566,060	402,886	364,152
Income tax and social contribution nominal rate (34%)	(1,169,843)	(1,892,460)	(136,981)	(123,812)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	1,134,613	1,371,395	77,339	68,475
Differences in tax rates on earnings (losses) of overseas companies	(5,281)	(22,527)	(6,716)	(34,653)
Granted income tax incentive	38,108	131,816	—	—
Share-based payment transactions	560	487	1,974	9,567
Interest on shareholders’ equity	(25,164)	(41,643)	(6,331)	(19,081)
Non-deductible expenses (donations, gifts, etc.)	(1,095)	(19,276)	(1,215)	(1,864)
Tax losses not recorded	(52,529)	(87,761)	(832)	(3,285)
ICMS benefit - extemporaneous tax credits (i)	43,230	261,286	—	—
ICMS benefit - current period (ii)	27,252	70,371	—	—
Other (iii)	(72,547)	(76,346)	(916)	9,567

Income tax and social contribution (current and deferred)	(82,696)	(304,658)	(73,678)	(95,086)

Effective rate - %	2.40%	5.47%	18.29%	26.11%

92

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)

In the current year, the subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 327,788 (R$ 261,285 principal and R$ 66,503 interest), used through their compensation with income tax, PIS and COFINS payable overdue in the period, relating to overpayments of income tax e social contribution for the years 2015, 2016 and 2019, when this benefit was not computed in the calculation of the income tax e social contribution due by the subsidiary, due to the non-taxation of the benefit of the reduction in the calculation base of ICMS in the State of São Paulo from 12% to 15.6% under art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), with wording given by State Decree No. 62,399/2016. These credits were recognized by the subsidiary based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all applicable jurisprudence on the subject. The subsidiary also took into account all the accounting rules in force, which, after being analyzed as a whole, did not indicate any other accounting effect to be recognized.

(ii)

After from January 1, 2021, the subsidiary Comgás changed its tax procedure, starting to exclude the benefit of the reduction in the ICMS calculation base, granted by the State of São Paulo, directly from the calculation of income tax and social contribution for the current period.

(iii)

The subsidiary Comgás revised IR/CSLL estimate for the nine-month period ended September 30, 2021 and, considering the effects of the judgment of SFT RE No. 1,063,187, dated September 24, 2021, concluded that certain effects financial relating to the recomposition of assets in the event of a repetition of overpayment of taxes should not be part of the subsidiary’s taxable income, which is determined definitively only at the end of the fiscal year of each year.

Unconstitutionality of the taxation of IR/CS on the Selic over undue paid

On September 24, 2021, the Federal Supreme Court (Supremo Tribunal Federal), or “STF” in judgement of Extraordinary appeal No. 1.063.187, without final decision, decided that the corporate income tax (Imposto de Renda de Pessoa Jurídica) “IRPJ” and the Social Contribution on the net income (Contribuição Social sobre Lucro Líquido) “CSLL” are unconstitutional on the adjustment of Selic (default interest and indexation charges) over undue paid taxes. Cosan S.A. and its subsidiaries have individual lawsuits in progress, not yet final and unappealable, claiming the definitive exclusion of this tax incidence.

93

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Considering the legal grounds contained in the Supreme Court's decision, the Company reassessed the expectation of gaining the right under discussion, considering it is probable that the tax treatment will be accepted. Thus, it recognized in the income for the 3rd quarter of 2021 as income from IRPJ and CSLL the amount of R$67,683, according to ICPC 22 - Uncertainty on the treatment of income taxes (equivalent to the international standard IFRIC 23).

The subsidiary Comgás revised its IR and CSLL estimate for the nine-month period ended September 30, 2021 and, considering the effects of the judgment of the Supreme Court mentioned above, concluded that certain financial effects related to the recomposition of assets in the event of repetition of undue payment of taxes should not compose the base of the Company's taxable income in the amount of R$132,773, which is determined definitively only at the end of the fiscal year of each year.

94

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021		December 31, 2020
Assets credit of:
Income tax losses	721,599	508,453	3,020,244		721,115
Social contribution losses	260,310	183,576	1,098,311		250,209

Temporary differences
Foreign exchange - Loans and borrowings	1,393,067	1,312,239	1,693,827		1,367,496
Provision for legal proceedings	74,008	64,407	332,782		91,535
Loss allowances for impairment	—	—	202,987		—
Post-employment benefits	—	—	196,140		200,461
Allowance for expected credit losses	—	—	29,787		16,664
Tax credit losses	6,985	6,985	86,595		38,684
Share-based payment transactions(ii)	13,154	11,929	42,315		16,786
Profit sharing	8,724	2,773	66,516		32,022
Interest on preferred shareholders payable in subsidiaries	—	167,412	—		167,412
Review of useful life of property, plant and equipment	—	—	(49,725)		(230,098)
Miscellaneous expense allowance	178,995	190,191	577,657		258,269
Other (i)	—	—	230,028		8,076
Total	2,656,842	2,447,965	7,527,464		2,938,631

(-) Deferred taxes assets net not recognized	—	—	(2,411,396)		(21,133)

Liabilities credit of:
Temporary differences
Fair value amortization of the property, plant and equipment	—	—	6,259		(37,547)
Tax deductible goodwill	(21,823)	(21,823)	(395,626)		(365,949)
Leases	1,814	—	440,340		(3,245)
Unrealized gains on derivatives instruments	(836,351)	(790,888)	(1,292,842)		(836,629)
Fair value option in loans	—	—	(29,904)		—
Income on formation of joint ventures	(1,135,036)	(1,135,036)	(1,135,036)		(1,135,036)
Fair value amortization of the intangible asset	—	—	(3,567,820)		(1,054,417)
Provision for realization - Goodwill recorded in equity (iii)	(449,153)	(449,153)	(449,153)		(449,153)
Other	929	2,967	185,500		322,861
Total	(2,439,620)	(2,393,933)	(6,238,282)	—	(3,559,115)

Total of deferred taxes recorded, net	217,222	54,032	(1,122,214)		(641,617)

Deferred tax assets	217,222	54,032	2,491,149		629,591
Deferred tax liabilities	—	—	(3,613,363)		(1,271,208)

(i)	Refers mainly to pre-operating expenses added to Rumo Malha Central.
(ii)	Refers mainly to tax losses and temporary differences of the Company, Rumo Malha Sul and Rumo Malha Oeste, which, under current conditions, do not meet the requirements for accounting for said income tax and social contribution assets deferred due to the lack of predictability of future generation of tax profits.
(iii)	Provision for accounting realization of tax loss recognized in the capital contribution in a subsidiary.
95

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Analytical movement in deferred tax assets and liabilities

	Parent Company
Assets	Tax loss and negative basis	Employee benefits	Provisions	Other	Total
At December 31, 2020	692,029	2,773	273,512	1,479,651	2,447,965
Credited / (charged) to the profit for period	289,880	19,105	(13,524)	(167,412)	128,049
Exchange differences	—	—	—	80,828	80,828
At September 30, 2021	981,909	21,878	259,988	1,393,067	2,656,842

	Parent Company
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Leases	Other	Total
At December 31, 2020	(1,135,036)	(790,888)	—	(468,009)	(2,393,933)
(Charged) to the profit for period	—	(45,463)	1,814	(82,522)	(126,171)
Recognized in equity	—	—	—	80,484	80,484
At September 30, 2021	(1,135,036)	(836,351)	1,814	(470,047)	(2,439,620)

96

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
Assets	Tax loss and negative basis	Employee benefits	Provisions	Post-employment obligations	Property, plant and equipment	Other	Total
At December 31, 2020	971,324	36,879	417,081	200,461	(230,098)	1,542,984	2,938,631
Corporate reorganization (Note 1.1)	2,638,980	29,389	584,013	—	652,716	995,740	4,900,838
Credited / (charged) to the profit for period	508,251	42,563	228,714	(4,321)	(472,343)	(1,704,834)	(1,401,970)
Other comprehensive income	—	—	—	—	—	18,746	18,746
Recognized in equity	—	—	—	—	—	(9,471)	(9,471)
Exchange differences	—	—	—	—	—	1,080,690	1,080,690
At September 30, 2021	4,118,555	108,831	1,229,808	196,140	(49,725)	1,923,855	7,527,464

	Consolidated
	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Leases	Fair value adjustment	Other	Unrealized credits	Total
Liabilities

At December 31, 2020	(1,135,036)	(1,054,417)	(836,629)	(3,245)	—	(529,788)	(21,133)	(3,580,248)
Corporate reorganization (Note 1.1)	—	(2,545,467)	(801,495)	(18,706)	215,862	(66,441)	(2,322,732)	(5,538,979)
Credited / (charged) to the profit for period	—	32,064	344,996	462,291	(245,766)	(137,573)	(67,531)	388,481
Other comprehensive income	—	—	286	—	—	80,781	—	81,067
At September 30, 2021	(1,135,036)	(3,567,820)	(1,292,842)	440,340	(29,904)	(653,021)	(2,411,396)	(8,649,679)

Total deferred taxes recorded								(1,122,215)

The Company evaluated the recoverability of deferred taxes assets based on the generation of future taxable profits. The Company expects to realize the full-deferred tax on temporary differences.

97

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

14  Provision for legal proceedings and judicial deposits

The Company had provision for legal proceedings and judicial deposits recorded at September 30, 2021 and December 31, 2020 in respect of:

	Provision for legal proceedings
	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Tax	142,367	155,610	621,122	555,958
Civil, environmental and regulatory	122,526	75,001	472,963	200,597
Labor	72,165	78,208	407,360	131,239
	337,058	308,819	1,501,445	887,794

	Judicial deposit
	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Tax	302,578	296,223	481,506	414,413
Civil, environmental and regulatory	85,321	50,027	170,204	81,420
Labor	33,451	34,477	268,917	48,393
	421,350	380,727	920,627	544,226

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2020	155,610	75,001	78,208	308,819
Provisions	1,416	43,644	8,306	53,366
Settlement / Write-offs	(2,140)	(4,701)	(15,144)	(21,985)
Monetary variation (i)	(12,519)	8,582	795	(3,142)
At September 30, 2021	142,367	122,526	72,165	337,058

98

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2020	555,958	200,597	131,239	887,794
Corporate reorganization (Note 1.1)	79,494	170,122	247,958	497,574
Provisions	8,743	65,359	73,568	147,670
Settlement / Write-offs	(11,404)	(27,988)	(76,323)	(115,715)
Monetary variation (i)	(11,669)	64,873	30,918	84,122
At September 30, 2021	621,122	472,963	407,360	1,501,445

(i)      Includes write-off of interest due to reversals.

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Compensation with FINSOCIAL	—	—	298,834	296,445
INSS - Social security	60,093	63,109	95,991	73,835
State VAT - ICMS credit	23,052	28,440	89,827	42,272
PIS and COFINS	4,075	254	6,145	254
IPI - Excise tax credit - NT	44,571	53,707	44,571	53,697
Federal income taxes	906	900	8,433	9,508
Other	9,670	9,200	77,321	79,947
	142,367	155,610	621,122	555,958

99

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Labor claims: The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and, in the event we fail to comply with such consent orders, we could be subject to fines.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	Parent Company		Consolidated (i)
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Tax	4,499,700	4,525,112	14,160,163	9,761,688
Civil, environmental and regulatory	859,455	936,634	6,256,930	1,710,495
Labor	24,040	39,522	866,421	77,130
	5,383,195	5,501,268	21,283,514	11,549,313

(i)       With the corporate reorganization detailed in note 1.1, the processes were merged and are now consolidated.

The main variations in the balances of possible tax contingencies in the period ended September 30, 2021 are due to the corporate reorganization (note 1.1) generated by the subsidiary Rumo and subsidiaries. Below is a description of the main processes related to the merged balances:

Civil, environmental and regulatory:

On July 25, 2018, the subsidiary Rumo became aware of the opening of an administrative inquiry before CADE to determine the representation made by Agrovia. Rumo refutes the arguments presented by it and emphasizes that a large part of the facts have already been analyzed and rejected by the body itself in another administrative proceeding. The subsidiary assesses as possible the risk that an administrative proceeding is created and/or will incur a loss. Due to the initial stage of the topic, it is not possible to estimate the value at risk.

100

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Tax:

	Parent Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Capital gain (i)	—	—	29,290	—
Penalties related to tax positions (ii)	—	—	433,488	—
Federal income taxes (iii) (xii)	955,734	632,758	5,334,143	3,834,562
ICMS - State VAT (iv)	1,393,856	1,401,922	2,843,752	1,922,374
IRRF - Withholding tax (v)	1,338	1,331	1,241,343	1,093,718
PIS and COFINS - Revenue taxes (vi)	1,187,259	1,270,095	2,290,504	1,314,144
Financial transactions on loan (vii)	—	—	8,384	—
MP 470 - Tax installments (viii)	242,729	241,224	396,848	241,224
Stock Option (ix)	—	—	64,684	—
IOF on Mutual (x)	—	—	134,528	—
Compensation with IPI - IN 67/98	138,813	137,976	185,047	137,976
IPI - Excise tax credit - NT	315,526	314,312	455,806	455,121
INSS - Social security and other	99,351	155,143	169,021	210,357
Other	165,094	370,351	573,325	552,212
	4,499,700	4,525,112	14,160,163	9,761,688

(i)	Tax assessment notices issued by the Federal Revenue Service in 2011 and 2013 and 2019 against the Company related to: a) disallowance of goodwill expense based on future profitability, as well as financial expenses; b) non-taxation of supposed capital gain on the sale of equity interest in a Company of the same economic group; and c) supposed capital gain on the incorporation of shares in companies of the same economic group. In 2019, we had definitive success in terms of reducing the capital gain launch base. Contingency adjusted for ultimate success.
(ii)	The subsidiary Rumo was assessed for not considering the tax benefits of REPORTO (suspension of PIS and COFINS), under the allegation that the locomotives and wagons acquired in the year 2010 to 2012 were used outside the limits of the port area. Consequently, PIS and COFINS were required, in addition to the isolated fine corresponding to 50% of the value of the acquired assets.

101

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(iii)	Tax assessment notices requiring IRPJ and CSLL related: (a) Goodwill Malha Norte: Tax assessment notices issued for the collection of IRPJ and CSLL, combined with interest on late payment and official and isolated fines. According to the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill from the acquisition of the companies Brasil Ferrovias S.A. and Novoeste Brasil S.A. (b) GIF, TPG and Teaçu premiums. Infraction notices drawn up for the collection of IRPJ and CSLL, combined with an official fine and late payment interest, in addition to an isolated fine, for the following reasons: Deduction, from the actual profit and the CSLL calculation base, from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S.A.; Deduction, from real profit and CSLL calculation base, of the amount corresponding to the amortization of goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A. on the acquisition of shares issued by Rumo Logística S.A.; (c) Labor provisions: In 2009, under the allegation that the Company would have excluded labor provisions from the calculation of taxable income and the adjusted calculation base of CSLL. In the understanding of the Tax Authorities, the write-offs of the labor provisions were made by the Company without the individualization of the processes (provisions and reversals), which would have an impact on the tax assessment. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules related to the addition and exclusion of provisions in the calculation of IRPJ and CSLL; (d) collection arising from the rejection of the request for restitution/compensation of the company's debts due to the alleged insufficiency of the income taxes Negative Balance credit.
(iv)	a) Infraction Notices drawn up by the São Paulo State Finance Department, against Rumo Malha Paulista, for the period from February 2011 to July 2015, as well as 2014 and 2018, with the reporting of infractions for alleged lack collection of ICMS in the provision of rail transport services for export; improper credit of ICMS for alleged bookkeeping in the Book of Entries of amounts higher than those found in the Tax Books; improper credit of ICMS for acquisitions supposedly classified as use and consumption. Fines of 50% of the tax amount and 100% of the amount of credit considered undue were also included. b) state tax authorities assessed the charges for non-taxation by ICMS on the invoices for the provision of rail freight services for export. All assessments were challenged, since there is a favorable position for taxpayers consolidated in the higher courts, based on the Federal Constitution and Complementary Law 87/1996 c) the Treasury of the State of Mato Grosso drew up several Terms of Seizure and Deposit (TADs) in order to collect ICMS and a 50% fine on the value of the fined operations, under the mistaken understanding that the goods exit operations destined for export would be cancelled with the DACTEs (Auxiliary Document of Electronic Transport Knowledge), with the supposed characterization of untrue documentation, under the terms of articles 35-A and 35-B of State Law 7098/98. The Company challenges the assessments and seeks to demonstrate to the Tax Authorities that the goods transported were duly covered by suitable tax documentation; d) collection of ICMS, for the years 2018 and 2019, in the acquisition of wagons as a result of the alleged non-exemption provided for by the Tax System for Incentives to the Modernization and Expansion of the Port Structure - REPORTO by the São Paulo tax authorities.

102

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(v)	Rumo Malha Paulista had part of its IRPJ credit balance offset partially disallowed by the IRS based on the argument that the Company would not be entitled to IRRF offset on swap transactions.
(vi)	The administrative demands for PIS and COFINS are substantially related to the disallowance of PIS and COFINS credits by the non-cumulative system related to the following items: a) credits launched out of time unaccompanied by prior rectification of tax returns; b) claims on expenses arising from mutual traffic contracts; c) credits related to expenses with services classified as inputs in the activity carried out by the Company that supposedly were not proven during the Inspection; d) credits on expenses with transportation of employees; e) credits related to electricity expenses; f) credits on expenses with machinery rentals and rentals that were not proven in the course of the Inspection; g) credits on expenses on the acquisition of machinery, equipment and other assets incorporated into the Company's fixed assets; and (h) and isolated fine corresponding to 50% of the value of the credits.
(vii)	Infraction Notices drawn up to demand differences in IRPJ, CSLL, PIS and COFINS, related to the calendar years 2005 to 2008, due to the following alleged violations: a) undue deduction of the Real Profit and the Calculation Base of CSLL of financial expenses arising from loans entered into with financial institutions abroad, b) undue exclusion of CSLL's Real Profit and Calculation Base of financial income from securities issued by the Government of Austria and the Government of Spain, c) no inclusion, in the Real Profit and in the CSLL Calculation Base, of the gains earned in swap operations, and no taxation of the financial income resulting from such contracts by PIS and COFINS, d) undue exclusion of the Real Profit and the Calculation Base of CSLL, carried out as PIS and COFINS credits, e) undue exclusion of Real Profit and the CSLL Calculation Base carried out as deferred CSLL. f) undue exclusion of taxable income and the CSLL calculation basis made as deferred CSLL; and Violation g) insufficient payment of advances of IRPJ and CSLL, which generated the application of an isolated fine at the percentage of 50%, together with the fines of 75%. In 2019, we had definitive success regarding the completeness of the infractions “a”, “b”, “d”, “e” and “f”, as well as part of the infraction “c”, to recognize the possibility of exclusion of the actual profit and the CSLL calculation basis of the revenues arising from the Austrian public debt securities acquired on July 24, 2006 and, as a consequence, of part of the infraction “g”, in the extension of the partial cancellation of the item “c”. Contingency adjusted for ultimate success. The remainder of item “g” remains under administrative discussion. The discussion on the remainder of item “c” ended at the administrative level and continued at the judicial level.

103

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(viii)	The Federal Revenue Service partially rejected the requests for installment payments of federal tax debts made by Rumo Malha Sul and Rumo Intermodal, on the grounds that the tax losses offered by the companies were not sufficient to settle the respective debts. The probability of loss is considered as possible, since the losses identified existed and were available for that use.
(ix)	Tax assessment notices drawn up against the Company for the collection of social security contributions (20% of the amount paid) of amounts referring to the Stock Option Plan granted to employees, administrators and third parties. The main basis for the assessment is the alleged remuneration.
(x)	a) The Federal Treasury intends to enforce the levy of IOF on the current accounts maintained by the parent Company for affiliates / subsidiaries (most substantial part of the assessment). In the understanding of the tax authorities, the use of an accounting item as advances for expenses to related companies, without a formal loan agreement, characterizes the existence of a current account, and the IOF due must be determined according to the rules specific to revolving credit operations. The tax assessment notices are still being questioned at the administrative level; b) Tax Assessment Notice issued by the Federal Tax Authorities against Rumo Malha Norte for alleged failure to pay IOF in the period 2017 and 2018, relating to the collection of alleged financial transactions between the group companies, essentially on the remittance of amounts arising from mutual traffic between Malha Norte and Malha Paulista, contracts with Raízen and other amounts listed in other accounting accounts.

104

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(xi)	Rumo Malha Sul transmitted nineteen clearing statements (DCOMP) via the PERD / COMP electronic system, referring to "premium credit", using credit acquired from third parties (Fibra S.A. Indústria e Comércio and others). Such Dcomps for referring to credit of third parties and also to "credit - premium", in accordance with the current legislation, were considered as not declared in Decision Order contained in the administrative process, with awareness to the taxpayer on 09/24/2013, giving rise thus the application of a 75% fine in compliance with art. 18, §4 of Law No. 10,833 / 2003.
(xii)	On September 13, 2021, the subsidiary Comgás was notified of the issuance of a tax assessment notice for the collection of IRPJ and CSL for the calendar years 2017 and 2018, plus a qualified fine and interest, in the amount of R$773,895. The Federal Revenue Service of Brazil understood that Comgás would have (i) improperly amortized the premium paid on its acquisition by Provence Participações S.A.; (ii) deducted excess interest on equity, due to undue goodwill amortization; and (iii) failed to correctly collect monthly IRPJ and CSLL estimates. The Company's lawyers assessed the likelihood of loss as: (i) possible for the collection of IRPJ/CSL, ex-officio fine, isolated fine for non-payment of estimates and interest, and (ii) remote for the qualified fine. Therefore, no provision was recorded in accordance with CPC 25 / IAS 37.

The Company has not identified effects of IFRIC 23 / ICPC 22 - Uncertain Tax Position that could affect Company’s accounting policies and these interim financial statements.

Labor

One of Rumo's subsidiaries, Rumo Malha Paulista, is currently a party to a Public Civil Action that is being processed in the Labor Court. This process originated from an inspection carried out against the company MS Teixeira, which was subcontracted by Prumo Engenharia Ltda. (“Prumo Engenharia”) which, in turn, was contracted by Rumo. The inspection alleged that the workers of MS Teixeira worked in degrading conditions analogous to slavery. Prumo Engenharia assumed full responsibility for the condition of these employees, including labor and contractual liabilities, as well as all losses arising from the alleged working conditions instituted by its subcontractors. Prumo Engenharia terminated these workers' employment contracts, which were ratified by the then Ministry of Labor and Employment, noting that Rumo did not participate in these acts. In addition, a criminal investigation was opened against Rumo, which was shelved. Notwithstanding the foregoing, the Public Ministry of Labor filed a Public Civil Action only against Rumo, which ended up being ordered to pay compensation for collective pain and suffering in the amount of R$15,000, in addition to complying with various obligations related to working conditions, under fine penalty in the amount of R$100 for non-compliance. The process is currently awaiting judgment on appeal at the Superior Labor Court (Tribunal Superior do Trabalho), or “TST”. However, any potential future loss with this action cannot result in the inclusion of Rumo Malha Paulista in the list maintained by the Labor Department, which indicates the companies that submit their employees to conditions analogous to slavery, as this is not the object of said action.

105

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Contingent assets

(i)

On December 6, 2019, ARSESP published Resolution No. 933, which approved the amount of R$697,233 plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás, upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.

After certain additional review processes carried out by the ARSESP, which found that Fourth Ordinary Tariff Review was overestimated, as well as Third Ordinary Tariff Review, on the other hand, was underestimated in tariff terms, it was concluded that the correct amount of Third Ordinary Tariff Review, after compensation for such errors by the agency would be estimated at R$296,191, which value on September 30, 2021 continues to be treated as a contingent asset.

(ii)

The Company has an indemnity proceeding due to the economic and financial imbalance of the Concession Agreement, with respect to tariff reviews. The right to recovery is the result of the wrong criteria followed for the tariff review. The updated case amount is R$902,429 as an economic-financial rebalancing of Comgás.

106

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

15  Shareholders’ equity

a)   Share capital

The subscribed capital is R$ 6,365,853 as of September 30, 2021 and R$ 5,727,478 as of December 31, 2020, fully paid in, is represented by 1,874,070,932 nominative common shares, book-entry and without par value. According to the bylaws, the authorized capital may be increased up to the limit of R$ 7,000,000.

On May 6, 2021, the Company split the issued shares, in the proportion of 1:4, without changing the share capital. The split of shares was approved at the Annual and Extraordinary General Meeting on April 30, 2021.

At September 30, 2021 the Company’s share capital is composed of the following:

	Common shares
Shareholders - Common shares	Quantity	%
Controlling group	672,762,132	35.90%
Board of directors and executive officers	25,105,936	1.34%
Free float	1,170,107,214	62.44%

Total shares outstanding	1,867,975,282	99.67%

Treasury shares	6,095,650	0.33%

Total	1,874,070,932	100.00%

As a consequence of the corporate reorganization detailed in note 1.1, it was deliberate to increase the Company's capital by R$ 638,375, in addition to the effect of a reduction in the capital reserve in the amount of R$ 1,400,557.

107

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)    Treasury shares

On September 30, 2021, the Company had 6,095,650 shares in treasury (11,749,038 shares on December 31, 2020), whose market price was R$ 22,98. This reduction refers to: (i) the cancellations of 10,000,000 shares, equivalent to R$ 496,916 resulting from the corporate restructuring process as presented in note 1.1, effective on February 2, 2021, (ii) split of shares issued by the Company on April 30, 2021, of 1:4, (iii) repurchase of 60,000 shares equivalent to R$ 4,778, and (iv) delivery of 1,101,541 shares to members of the share-based compensation plans.

On March 26, 2021, the Company approved the common share buyback program, with a maximum of 17,000,000 shares, representing 5.89% of the total shares available on the market, with the deadline until September 25, 2022, for the purpose of keeping in treasury, cancellation or sale.

c)    Dividends

  Payable

At December 31, 2020	216,929
Dividends for the year	412,130
Dividends eliminated in merger (note 1.1)	(148,030)
Dividends paid	(480,994)
At September 30, 2021	35

  Receivable

Parent Company	Investments in associates	Investments in joint venture	Total
At December 31, 2020	83,200	77,494	160,694
Proposed Dividends	771,857	1,525	773,382
Interest on capital proposed	—	104,108	104,108
Dividends received	(201,816)	(93,833)	(295,649)
At September 30, 2021	653,241	89,294	742,535

108

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Consolidated	Investments in associates	Investments in joint venture	Total
At December 31, 2020	67	77,494	77,561
Proposed Dividends	11,890	1,041,000	1,052,890
Interest on capital proposed	—	104,108	104,108
Dividends received	(11,848)	(325,000)	(336,848)
At September 30, 2021	109	897,602	897,711

d)   Other comprehensive (loss) income

	December 31, 2020	Comprehensive (loss) income	September 30, 2021
Loss on cash flow hedge	(761,203)	(610,917)	(1,372,120)
Foreign currency translation effects	782,899	(17,349)	765,550
Actuarial loss on defined benefit plan	(363,375)	507	(362,868)
Deferred tax on actuarial losses of defined benefit plan	123,547	—	123,547
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	26,256	461	26,717
Total	(237,507)	(627,298)	(864,805)

Attributable to:
Owners of the Company	(252,610)	(635,774)	(888,384)
Non-controlling interests	15,103	8,476	23,579

	December 31, 2019	Comprehensive (loss) income	September 30, 2020
Loss on cash flow hedge	(234,575)	(609,841)	(844,416)
Foreign currency translation effects	50,183	850,013	900,196
Actuarial loss on defined benefit plan	(202,444)	3,344	(199,100)
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	25,979	83	26,062
Total	(406,488)	243,599	(162,889)

Attributable to:
Owners of the Company	(349,501)	163,384	(186,117)
Non-controlling interests	(56,987)	80,215	23,228

109

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

16  Earnings per share

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share are calculated by adjusting the earnings and the number of shares by the impacts of potentially dilutive instruments.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020 (Restated) (i)	January 1, 2020 to September 30, 2020 (Restated) (i)
Profit attributable to the holders of the Company’s common shares used in the calculation of basic earnings per share	3,264,681	4,845,845	303,839	231,704

Dilutive effect of the share-based plan of subsidiaries	(43)	(5,656)	(1,392)	(3,830)
Dilution effect of Brado's liquidity option	305	—	—	—

Profit attributable to the holders of the Company’s common shares used in the calculation of diluted earnings per share	3,264,943	4,840,189	302,447	227,874

Weighted-average number of shares outstanding - basic (In thousands of shares)
Basic	1,866,887	1,823,106	1,539,456	1,586,156
Dilutive effect of the share-based plan	3,009	3,075	1,156	4,632

Dilutive	1,869,896	1,826,181	1,540,612	1,590,788

Earnings per share
Basic	R$ 1.7487	R$ 2.6580	R$ 0.1974	R$ 0.1461
Diluted	R$ 1.7461	R$ 2.6504	R$ 0.1963	R$ 0.1432

(i)	On April 30, 2021, the split of the Company's shares in the proportion of 1:4 was approved at the Extraordinary Shareholders’ Meeting. Consequently, the weighted average of shares is being adjusted for all periods presented.

110

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Dilutive instruments

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

Anti-dilutive instruments

In the period ended September 30, 2021, 17,000,000 shares related to the Company's share buyback plan have an antidilutive effect, therefore they were not considered in the analysis of diluted earnings per share.

17 Net sales

Accounting policy:

Logistics services rendered

Revenues from the provision of services are recognized when the entity transfers to the counterpart the significant risks and benefits inherent to the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the Company, as well as when its related value and incurred costs can be reliably measured.

Service prices are fixed based on service orders or contracts. The Company’s revenue is basically comprised of rail freight, road freight, container transport and port elevation services, which is why the above criteria are normally met to the extent that the logistics service is provided.

111

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The following is an analysis of the Company’s net sales for the period:

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Gross revenue from sales of products and services	8,159,201	21,358,866	4,473,497	12,039,695
Construction revenue	227,262	669,760	223,040	639,360
Indirect taxes and deductions	(1,495,992)	(3,871,355)	(981,614)	(3,101,001)
Net sales	6,890,471	18,157,271	3,714,923	9,578,054

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
At a point in time
Natural gas distribution	2,866,787	7,363,047	1,987,789	5,270,388
Electricity trading	137,684	538,333	207,030	520,919
Lubricants and base oil	1,340,061	4,162,412	1,247,385	3,024,172
Other	85,784	144,828	9,068	31,359
	4,430,316	12,208,620	3,451,272	8,846,838
Over time
Railroad transportation services	1,877,216	4,769,590	—	—
Port elevation	88,355	197,224	—	—
Construction revenue	227,262	669,760	223,040	639,360
Services rendered	277,142	347,677	40,611	91,856
	2,469,975	5,984,251	263,651	731,216

Elimination	(9,820)	(35,600)	—	—

Total of net sales	6,890,471	18,157,271	3,714,923	9,578,054

112

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

18 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Depreciation and amortization	(3,684)	(9,705)	(2,783)	(8,428)
Personnel expenses	(64,647)	(105,789)	(20,273)	(50,966)
Expenses with third-party services	(7,279)	(29,319)	(6,652)	(17,545)
Other	(19,652)	(60,196)	(11,383)	(36,228)
	(95,262)	(205,009)	(41,091)	(113,167)

General and administrative expenses	(95,262)	(205,009)	(41,091)	(113,167)
	(95,262)	(205,009)	(41,091)	(113,167)

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020 (Restated)	January 1, 2020 to September 30, 2020 (Restated)
Raw materials	(1,282,587)	(3,448,997)	(912,401)	(2,252,441)
Commodity cost (natural gas)	(1,639,278)	(4,209,205)	(1,051,690)	(2,712,006)
Electricity purchased for resale	(144,043)	(912,535)	(193,383)	(494,419)
Railroad transportation and port elevation expenses	(518,167)	(1,262,432)	—	—
Natural gas transportation cost	(267,380)	(743,770)	(202,521)	(539,186)
Other transports	(112,215)	(149,947)	(40,915)	(105,397)
Depreciation and amortization	(634,544)	(1,564,523)	(168,387)	(461,056)
Salaries and wages	(518,525)	(1,268,801)	(153,167)	(457,463)
Construction cost	(227,262)	(669,760)	(223,041)	(639,360)
Expenses with third-party services	(184,483)	(464,316)	(73,321)	(215,294)
Selling expenses	(9,458)	(19,486)	—	—
Other	(147,405)	(462,271)	(78,075)	(322,551)
	(5,685,347)	(15,176,043)	(3,096,901)	(8,199,173)

Cost of sales	(4,957,086)	(13,260,132)	(2,637,040)	(6,775,307)
Selling expenses	(178,919)	(518,325)	(171,370)	(757,465)
General and administrative expenses	(549,342)	(1,397,586)	(288,491)	(666,401)
	(5,685,347)	(15,176,043)	(3,096,901)	(8,199,173)

113

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

19  Other income (expenses), net

	Parent company
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Disposal of credit rights	—	—	—	(68,311)
Tax extemporary credits	(50)	(50)	2,566	2,566
Gain (loss) on disposal of non-current assets and intangibles	(8)	(61)	(26)	(96)
Net effect of legal proceedings	(48,650)	(71,092)	(7,718)	(36,862)
Revenue from scrap / eventual sales	1,191	3,486	—	—
Other	20,357	42,643	(14,329)	(12,879)
	(27,160)	(25,074)	(19,507)	(115,582)

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Disposal of credit rights	—	—	—	(68,311)
Reimbursement of natural gas loss in the process	—	—	—	26,945
Tax credits	36,273	277,519	6,059	6,998
Loss on disposal of non-current assets and intangibles	(2,641)	(13,110)	(36)	(4,189)
Net effect of legal proceedings	(95,267)	(165,015)	(21,089)	(49,112)
Settlement of disputes in the renewal process (i)	—	52,963	—	—
Other	17,528	53,008	(10,102)	35,384
	(44,107)	205,365	(25,168)	(52,285)

(i)	Effect referring to the reversal of lease liabilities in registered litigation, related to labor credits from recourse lawsuits, of the subsidiary Rumo.

114

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

20  Finance results

Details of finance income and costs are as follows:

	Parent Company
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Cost of gross debt
Interest on debt	(77,840)	(258,734)	—	(3,454)
Monetary and exchange rate variation	(331,571)	66,990	—	—
Derivatives and fair value measurement	642,600	101,569	213,159	1,973,458
Amortization of borrowing costs	(2,207)	(5,171)	(31)	(4,381)
	230,982	(95,346)	213,128	1,965,623

Income from financial investment and exchange rate in cash and cash equivalents	24,891	43,185	5,907	46,975
	24,891	43,185	5,907	46,975

Cost of debt, net	255,873	(52,161)	219,035	2,012,598

Other charges and monetary variations
Interest on other receivables	(10,158)	2,845	3,236	13,022
Monetary variation of other financial assets	-	(42,709)	(122,237)	(216,381)
Interest on other payables	(243,481)	(251,361)	(2,620)	(12,293)
Interest on lease liabilities	(1,079)	(3,028)	(789)	(2,407)
Interest on shareholders' equity	74,011	122,481	18,620	56,120
Interest on contingencies and contracts	9,597	(4,969)	(6,108)	(24,629)
Bank charges and other	(20,767)	(30,939)	(5,837)	(15,035)
Exchange variation and non-debt derivatives	(674,838)	(432,724)	(313,631)	(2,318,487)
	(866,715)	(640,404)	(429,366)	(2,520,090)

Finance results, net	(610,842)	(692,565)	(210,331)	(507,492)

Reconciliation
Finance expense	(419,304)	(796,186)	(248,206)	(578,756)
Finance income	90,173	129,961	28,243	118,505
Foreign exchange, net	(876,397)	(236,111)	(197,853)	(1,938,609)
Derivatives	594,686	209,771	207,485	1,891,368
Finance results, net	(610,842)	(692,565)	(210,331)	(507,492)

115

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020
Cost of gross debt
Interest on debt	(764,949)	(1,877,539)	(193,946)	(518,038)
Monetary and exchange rate variation	(1,437,257)	(150,710)	(243,271)	(2,383,910)
Derivatives and fair value measurement	1,425,772	638,209	183,426	1,705,450
Amortization of borrowing costs	(13,943)	(94,253)	(452)	(5,498)
Finance and warranties on debt	(11,801)	(32,784)	(6,008)	(15,162)
	(802,178)	(1,517,077)	(260,251)	(1,217,158)

Income from financial investment and exchange rate in cash and cash equivalents	163,787	285,755	15,619	280,874
	163,787	285,755	15,619	280,874

Cost of debt, net	(638,391)	(1,231,322)	(244,632)	(936,284)

Other charges and monetary variations
Interest on other receivables	78,517	348,210	6,925	64,842
Update of other financial assets	—	(42,709)	(125,212)	(232,738)
Interest on other liabilities	(284,518)	(345,837)	(2,620)	(28,650)
Monetary variation on leases	(88,270)	(270,744)	(1,935)	(5,062)
Interest on contingencies and contracts	(50,030)	(120,862)	(24,365)	(65,902)
Bank charges and other	(29,694)	(54,353)	(7,581)	(1,060)
Exchange variation and non-debt derivatives	(45,011)	63,569	(18,016)	41,014
	(419,006)	(422,726)	(172,804)	(227,556)

Finance results, net	(1,057,397)	(1,654,048)	(417,436)	(1,163,840)

Reconciliation
Finance expense	(628,515)	(1,860,700)	(353,530)	(1,357,007)
Finance income	347,766	776,251	38,187	245,281
Foreign exchange, net	(1,416,858)	(177,129)	(241,204)	(2,173,008)
Net effect of derivatives	640,210	(392,470)	139,111	2,120,894
Finance results, net	(1,057,397)	(1,654,048)	(417,436)	(1,163,840)

21  Post-employment benefits

	Consolidated
	September 30, 2021	December 31, 2020
Defined contribution
Futura II	163	129

Defined benefit
Futura	167,658	163,972
Health Plan	576,573	564,576
	744,394	728,677

During the period ended September 30, 2021, the amount of the sponsors contributions to the plans was R$ 19,008 (R$ 23,733 as of September 30, 2020).

116

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

22 Share-based payment

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

On July 31, 2021 and September 10, 2021, the 3 and 4-year Restricted Stock Granting Programs named Invest Cosan I ("Invest I") and Invest Cosan II ("Invest II") were granted, in accordance with the Company's Share Compensation Plan, approved at the Annual and Extraordinary General Meeting (“AGOE”) held on April 27, 2017 and in accordance with the Management Compensation Policy.

In these programs, employees are entitled to shares without payment in cash, however, the concession is subject to compliance with certain conditions for the acquisition of rights. Holders of such shares have the same rights as holders of shares not subject to a vesting condition (e.g. dividends), therefore, the value of the shares granted is equal to the value of the shares acquired.

The programs granted have the following characteristics:

(i).        Service conditions;

(ii).       Performance conditions. The effective amount of Performance Shares to which the Participant will be entitled will depend on the percentage of achievement of each of the metrics that make up the Goals, which may vary between 0% and 200% (between 0% and 150% in Invest Cosan II) of the Performance Shares granted. The programs have the following metrics:

  Invest Cosan I – Non-market performance condition;
  Invest Cosan II – Non-market performance condition and market condition;

(iii) No lock-up.

Performance actions will have a specific base weight, in accordance with the target established by the Board of Directors.

The following share-based payment arrangements:

117

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available	Fair value at grant date - R$
Share-based payment plan
April 27, 2017 (ii)	Cosan S.A.	5	1,096,000	(846,152)	249,848	9.25
July 31, 2017	Cosan S.A.	5	1,192,428	(396,848)	795,580	8.06
July 31, 2018	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
July 31, 2019	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
July 31, 2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
July 31, 2021 - Invest Cosan I	Cosan S.A.	3	424,839	—	424,839	24.38
September 10, 2021 - Invest Cosan II	Cosan S.A.	4	5,283,275	(660,410)	4,622,865	22.24
			9,136,942	(2,037,770)	7,099,172

April 20, 2017	Comgás	5	61,300	(61,300)	—	47.80
August 12, 2017	Comgás	5	97,780	(97,780)	—	54.25
August 1, 2018	Comgás	5	96,787	(5,338)	91,449	59.66
July 31, 2019	Comgás	5	83,683	(3,997)	79,686	78.58
February 01, 2020	Compass Gás e Energia	5	1,858,969	—	1,858,969	13.58
			2,198,519	(168,415)	2,030,104

January 02, 2017	Rumo S.A.	5	1,476,000	(1,476,000)	—	6.10
September 01, 2017	Rumo S.A.	5	870,900	(225,650)	645,250	10.42
August 01, 2018	Rumo S.A.	5	1,149,544	(273,735)	875,809	13.94
August 15, 2019	Rumo S.A.	5	843,152	(114,304)	728,848	22.17
November 11, 2020	Rumo S.A.	5	776,142	(66,471)	709,671	20.01
May 05, 2021	Rumo S.A.	5	1,481,000	(296,222)	1,184,778	20.85
September 15, 2021	Rumo S.A.	3	1,560,393	—	1,560,393	18.20
			8,157,131	(2,452,382)	5,704,749
Share-based payment plan (modification plans)
August 18, 2011 (ii)	Cosan S.A.	1 to 12	6,006,504	(5,910,628)	95,876	5.70
August 31, 2015 (i)	Cosan S.A.	5 to 7	463,906	(463,906)	—	19.96
			6,470,410	(6,374,534)	95,876
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670	6.74
July 31, 2020	Moove	5	106,952	—	106,952	13.36
August 1st, 2021	Compass Gás e Energia	2	25,499	—	25,499	25.46
August 1st, 2021	Compass Comercialização	2	30,202	—	30,202	25.46
August 1st, 2021	Compass Gás e Energia	3	142,564	—	142,564	25.46
August 1st, 2021	TRSP	3	32,212	—	32,212	25.46
			470,099	—	470,099

Total			26,433,101	(11,033,101)	15,400,000

118

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)       On February 02, 2021, 12,987 shares were settled in cash in the amount of R$ 645.

(ii)      On September 30, 2021, the Company delivered 1,088,554 shares, equivalent to the amount of R$13,795.

a)    Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

Stock option programs
At December 31, 2020	6,004,029
Granted	8,979,984
Vested	(3,841,367)
Transferred	4,532,761
Canceled	(275,407)
At September 30, 2021	15,400,000

b)    Measurement of fair values

The weighted average fair value of the programs granted on September 30, 2021 and December 31, 2020 principal assumptions used in applying the Black-Scholes model were as follows:

	Share-based payment plan
	Cosan S.A.		Compass		Comgás		Rumo
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021
Key assumptions:
Share price at grant date	22.24	50.88	13.58	13.58	78.58	78.58	18.20
Risk-free interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	6.94%
Volatility factor	36.50%	36.50%	N/A	N/A	32.81%	32.80%	41.03%

c)    Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended on September 30, 2021 and 2020 were R$ 55,606 and R$ 22,700, respectively. On September 30, 2021, the Company paid the first installment of Invest Cosan II, generating an expense in the amount of R$19,472.

119

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

23  Subsequent events

i.            Extension of the Comgás concession contract

On October 1, 2021, at the subsidiary Comgás, the 7th Amendment to Concession Contract No. CSPE/01/99 was signed for the exploration of public services for the distribution of piped gas until December 31, 2049 between the State of São Paulo (Grantor) and the Comgás. Among other provisions, the amendment provides for performance targets that include the connection of 2.3 million new customers and expansion of the distribution pipeline network by more than 15,400 km, connecting 41 new municipalities, also promoting regulatory stability and an extensive modernization of the concession contract, in line with the current situation in the gas market and best practices in public service concessions. The following stand out: (i) the replacement of the IGP-M by the IPCA as an adjustment index; (ii) the reduction in the inflationary impact that would be paid by residential and commercial customers over the next two years; (iii) the pacification of controversies about the concession contract; and (iv) the inclusion of biomethane, a gas of renewable origin, in the supply matrix. The subsidiary Comgás evaluated the signing of the aforementioned amendment under the light of CPC 24 - Subsequent Event and concludes that any financial impacts arising from the extension of the concession have a triggering event on October 1st and, therefore, there are no impacts on the figures presented in the interim financial statements as of September 30, 2021. Management continues to assess in detail the impacts of signing the amendment and expects to complete such assessment within the 4th quarter of 2021. Some known disclosure impacts refer to waivers of certain regulatory claims, which were presented in the explanatory note on Contingent Assets (note 14.c), and which together amounted to approximately R$1,198 million.

At the Comgás subsidiary, as a result of the automatic postponement clause already provided for in the original agreement with BNDES, after formalizing the renewal of the concession term by the 7th amendment mentioned above, the maturity of the financing line for the 2019/2022 investment plan passed from April 2029 to June 2034.

120

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

ii.           Acquisition of control of Sulgás by the Company

On October 22, 2021, the subsidiary Compass Gás e Energia participated in the Public Auction Session object of Auction Notice No. 01/2021, published by the State Government of Rio Grande do Sul (“Government of Rio Grande do Sul”), carried out at B3 for the acquisition of 51% of the share capital of Companhia de Gas of the State of Rio Grande do Sul (“Sulgás”), owned by the Government of Rio Grande do Sul, having presented the winning bid in the Auction. The result of the auction will be announced by the bidding committee within the deadlines and in the manner provided for in the notice. The completion of the acquisition is subject to compliance with certain conditions that include, but are not limited to, the ratification of the result of the Auction and adjudication of its object after observing the deadline for exercising the preemptive rights of other Sulgás shareholders, and approval by Organs competent bodies.

 iii.         Constitution of a Joint Venture between Cosan and Porto Seguro

On November 8, 2021, the Company entered into an Investment Agreement with Porto Seguro Serviços e Comércios S.A. ("Porto Serviços"), a subsidiary of Porto Seguro S.A. ("Porto Seguro") to establish a joint venture that will operate in mobility solutions (“Mobitech”). Among the services to be offered are: vehicle subscription models, fleet management for companies, among other types of vehicle leasing.

The association will be effected through a capital contribution to Mobitech by the Company, through its investment fund structure ("Cosan Investimentos"), in the amount of approximately R$300,000, as well as the contribution, by Porto Seguro, of the Car business Fácil, a company focused on the vehicle subscription business. Thus, the share capital of Mobitech will be held in equal 50% shares by Cosan and Porto Seguro, and the joint venture will have an independent management structure and its own corporate governance.

121

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The formation of this joint venture is another step in Cosan's sustainable capital allocation process, investing in the development of new products and technologies, in synergy with its business portfolio.

The formalization of the partnership and the closing of the transaction depend on the fulfillment of precedent conditions, including obtaining authorization from CADE.

 iv.         Administrative process

On November 3, 2021, a decision was rendered in the administrative proceeding before the CADE to determine the representation made by Agrovia S.A. against Rumo S.A.

Although the subsidiary presented a defense refuting the arguments presented in the representation, as well as pointing out that a large part of the facts had already been analyzed and rejected by CADE in another administrative proceeding, CADE's collegiate ordered Rumo to pay R$247,173 for alleged conduct unilateral.

The full decision was published on the evening of November 10, 2021 and legal advisers are reviewing its content. However, the subsidiary's Management understands that the value of the conviction differs from the parameters of previous decisions issued by CADE for cases of unilateral conduct, which is why it will assess the appropriate measures to be adopted to reverse the decision. In the view of the Company's legal advisors, the chance of reversal is considered possible, so that no provision has been recorded at this time.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer